UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16

under the Securities and Exchange Act of 1934

July 26, 2018

Commission File Number:  001-38159

BRITISH AMERICAN TOBACCO P.L.C.

(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report includes the materials listed below as exhibits.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form S-8 Registration Statements File Nos. 333-223678 and 333-219440, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description
Exhibit 1	British American Tobacco p.l.c. Half-Year Report to 30 June 2018
Exhibit 101	Interactive Data Files (formatted in XBRL (Extensible Business Reporting Language) and furnished electronically)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Paul McCrory
Name:	Paul McCrory
Title:	Company Secretary

Date:  July 26, 2018

26 July 2018

BRITISH AMERICAN TOBACCO p.l.c.

HALF-YEAR REPORT TO 30 JUNE 2018

ON TRACK FOR ANOTHER GOOD YEAR

“Our strategy is to continue to grow our combustible business while investing in the exciting potentially reduced risk categories of THP, vapour and oral. As the Group expands its portfolio in these categories, we will continue to drive sustainable growth.

In the first six months of 2018, the Group continued to perform well. The cigarettes and THP portfolio has outperformed the industry as market share grew 40 basis points (bps) with a tobacco price mix of approximately 4% which is expected to strengthen in the second half of the year. The performance of Reynolds American Inc. (RAI) since acquisition is encouraging and the Group’s diverse NGP portfolio has grown strongly. The foreign exchange impact on the Group’s results was a headwind of 8% for the first six months of the year.

Despite the recent slowdown in the THP category in some markets, including Japan and South Korea, we remain confident of exceeding £1 billion of reported revenue in NGP in 2018 as we expect a range of new launches to re-energise growth in THP in the second half of the year”.

Nicandro Durante, Chief Executive

KEY FINANCIALS	2018		Change vs 2017
Six Months Results – unaudited	Current	Constant	Current	Constant
	rates	rates	Rates	rates
Revenue	£11,636m		+56.9%
Profit from operations	£4,438m		+72.4%
Basic earnings per share (EPS)	117.7p		-3.4%
Diluted EPS	117.4p		-3.3%
Net cash generated from operating activities	£3,858m		+126.1%
Borrowings	£48,512m		-1.9%

Non GAAP:
Adjusted revenue on a representative basis*	£11,533m	£12,553m	-6.4%	+1.9%
Adjusted profit from operations on a representative basis*	£4,818m	£5,216m	-5.4%	+2.4%
Adjusted diluted EPS	137.2p	148.4p	+2.1%	+10.4%

Net debt	£45,679m		+0.2%

The use of non-GAAP measures, including adjusting items and constant currencies, are further discussed on page 50 to 51, with reconciliations from the most comparable IFRS measure provided.

* Representative basis – see page 3 for explanation of this metric. All variances above are against equivalent 2017 information for the six-month period ended 30 June 2017, except for borrowings and net debt which are against the 31 December 2017 position.

•

On an IFRS reported basis, due to the inclusion of the results from acquisitions completed in 2017, notably RAI (contributing approximately 40% to revenue and profit from operations), which was partially offset by a translational foreign exchange headwind of approximately 8%:

o	Revenue increased by 56.9% with revenue from the strategic portfolio up 128%;
o	Volume from cigarettes and THP grew 11.0%;
o	Profit from operations was up 72.4%; and

British American Tobacco p.l.c. Globe House 4 Temple Place London WC2R 2PG

Registered in England and Wales no. 3407696

o	Operating margin increased 340 bps to 38.1%.

Key financials continued…

•	On a representative basis (as if BAT had owned RAI and the other acquisitions, completed in 2017, from 1 January 2017, and defined on page 3):
o	Cigarettes and THP volume fell 2.2% to 348 billion (including 3 billion of THP), outperforming the industry which is estimated to be down 3-4% in the first half of 2018;
o	Cigarettes and THP market share[1] in the Key Markets[2] increased by 40 bps driven by strategic cigarette and THP volume growth of 11.7%;
o

Adjusted revenue, at constant rates, increased by 1.9%, driven by robust price mix (4% on cigarettes and THP, which is expected to strengthen in the second half of the year as the impact of Pakistan and GCC unwinds);

o

Adjusted revenue would have grown by 2.6% on a representative, constant currency basis, excluding an estimated £89 million of revenue recognised by RAI in the first six months of 2017, largely related to the sale of inventory associated with the international brand rights of Natural American Spirit;

o

Revenue from the strategic portfolio (defined on page 3) was up 8.5% on a constant rate basis, driven by a 5.0% growth in revenue from the strategic combustible brands and the growth of THP revenue (up over 750% at £305 million) driven by glo in Japan;

o	Adjusted profit from operations grew 2.4% at constant rates as the adjusted revenue growth was partly offset by increased investment in NGP; and
o	Adjusted operating margin, at current rates, grew 50 bps.

•

Basic earnings per share fell 3.4%, with diluted earnings per share 3.3% down, as the net effect from the inclusion of the operating performance of RAI was more than offset by higher financing costs, an increase in costs associated with the amortisation of acquired trademarks, provisions for tax claims and the foreign exchange headwinds;

•	Adjusted diluted earnings per share rose 10.4% at constant rates of exchange; and
•	The next quarterly dividend payment of 48.8p will be paid in August 2018, as part of the previously announced interim dividend of 195.2p per share which is payable in four equal instalments.

The Group expects foreign exchange to be a headwind on the full year financial results of approximately 5-6%.

1 - Key Market offtake share, as independently measured by retail audit agencies (including Nielsen), shipment share estimates, and share of retail for the US business, based upon latest available validated data.

2 - The Group’s Key Markets represent over 80% of the Group’s cigarette volume.

Definition of key terms

Adjusting items and constant currency measures

To provide a more comprehensive understanding of the performance of the Group, this announcement also presents the adjusted performance of the Group, at current and constant translational rates of exchange. This excludes the adjusting items explained on pages 27 to 31 and without the potentially distorting impact of foreign exchange on the Group’s results.

Adjusting items within this interim report represent certain items of income and expense which the Group considers distinctive based upon their size, nature or incidence.

As explained on page 50, the Group does not adjust for normal transactional gains or losses in profit from operations which are generated by exchange rate movements.

Inclusion of results on a “representative basis”

Where appropriate, the Group is also presenting (as a supplement to the results) the 2018 performance against 2017, as though the Group had owned the acquisitions made in 2017 for the whole of that year. Comparison of results on this basis will be termed “on a representative basis” and will provide shareholders with a results comparison representative of the position as if the Group had owned the acquisitions throughout 2017 and 2018.

Results on a representative basis are not deemed to be equivalent to proforma financial information as it is derived from an adjusted measure, which will exclude the adjusting items, that may arise in the context of a pro forma presentation due to the requirements of such areas as purchase price allocation adjustments (to inventory, amortisation of the fair value adjustment to debt and the amortisation of trademarks).

As previously announced, in 2017, the Group withdrew from the Philippines. No adjustment to the 2017 representative basis information has been included as this is immaterial to the Group’s results.

For a reconciliation from the most directly comparable IFRS measures to the Group’s adjusted results on a representative basis, see the appendix on pages 51 and 52.

Revenue from the Strategic Portfolio

As previously announced, from 1 January 2018, the Group introduced a new measure called Revenue Growth of our Strategic Portfolio, as part of the short-term incentive scheme.  The strategic portfolio is comprised of:

•	Kent, Dunhill, Lucky Strike, Pall Mall and Rothmans (previously referred to as the Global Drive Brands, or GDBs);
•	the 3 main brands from the US combustibles business (Camel, Newport and Natural American Spirit); and
•	our Potentially Reduced Risk Products portfolio, including our NGP business of THP and vapour, as well as the snus and moist snuff brands.

Strategic Cigarettes

The strategic cigarettes comprise the brands Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Camel and Natural American Spirit.

Strategic Combustibles

Strategic combustibles comprise the strategic cigarette brands and volume of OTP associated with the strategic brands (mainly Dunhill, Lucky Strike, Pall Mall and Rothmans).

Potentially reduced risk products (PRRP)

PRRP comprises the THP and vapour products (collectively referred to as NGP) and oral products.

Oral

Oral comprises the moist snuff brands (Granit, Mocca, Grizzly, Kodiak) and other oral products (including Camel Snus and Epok).

Other tobacco products (OTP)

OTP comprises largely the sales of roll your own (RYO), make your own (MYO), pipe and cigarillos.

Revision of 2017 results for IFRS 15 (Revenue from Contracts with Customers), effective 1 Jan 2018

The Group’s results for the six months ended 30 June 2018 are presented in accordance with IFRS 15 (Revenue from Contracts with Customers). The 2017 results have been revised for IFRS 15 (as previously announced on 2 May 2018) which the Group adopted on a fully retrospective basis.

PERFORMANCE IN NUMBERS
Six Months ended 30 June 2018

	Reported			Adjusted[2]	Adjusted[2] at CC3
	2018	Vs 2017[1]	2018	Vs 2017[1]	2018	Vs 2017[1]
				representative basis[4]		representative basis[4]
Cigarettes and THP Volume (bn sticks)
Cigarettes	345.0	+10.0%				-3.1%
Strategic cigarettes	213.0	+37.4%				+10.2%
Other	132.0	-16.7%				-18.8%
THP	3.3	+855%				+855%
	348.3	+11.0%				-2.2%
By region:
US	38.6	-				-5.5%
APME	116.0	+3.5%				+3.5%
AMSSA	77.0	-5.9%				-5.9%
ENA	116.7	-2.6%				-3.9%
Total	348.3	+11.0%				-2.2%

Other volume
Oral - bn sticks equivalent	4.4	+1,093%				2.0%
Vapour - mn 10ml units	77.6	+160%				+16.5%
OTP - (incl RYO and MYO) - bn sticks equivalent	10.3	-6.9%				-8.5%

Revenue (£m):
US	4,525	-	4,525	-8.5%	4,943	0.0%
APME	2,384	-4.2%	2,384	-3.9%	2,620	+5.6%
AMSSA	1,951	-9.2%	1,951	-9.0%	2,206	+2.9%
ENA	2,776	-0.1%	2,673	-2.8%	2,784	+1.3%
Total	11,636	+56.9%	11,533	-6.4%	12,553	+1.9%

Revenue from:
Strategic combustibles	7,286	+110%	7,286	-3.1%	7,894	+5.0%
NGP	405	+400%	405	+153%	427	+167%
Vapour	116	+152%	116	-7.2%	122	-2.4%
THP	289	+726%	289	+726%	305	+771%
Oral	434	+3,517%	434	+2.1%	473	+11.3%
PRRP	839	+802%	839	+43.4%	900	+53.7%
Strategic Portfolio	8,125	+128%	8,125	+0.2%	8,794	+8.5%
Other	3,511	-8.8%	3,408	-19.1%	3,759	-10.7%
Total Revenue	11,636	+56.9%	11,533	-6.4%	12,553	+1.9%

Profit from operations (£m):
US	1,875	-	2,089	-3.8%	2,295	+5.6%
APME	920	-9.5%	950	-12.7%	1,033	-5.0%
AMSSA	796	-1.2%	829	-6.1%	920	+4.1%
ENA	847	+12.6%	950	+0.2%	968	+2.2%
Total	4,438	+72.4%	4,818	-5.4%	5,216	+2.4%

PERFORMANCE IN NUMBERS

Six Months ended 30 June 2018

	Reported			Adjusted[2]	Adjusted[2] at CC3
	2018	Vs 2017[1]	2018	Vs 2017[1]	2018	Vs 2017[1]
				representative basis[4]		representative basis[4]

Operating Margin
US	41.4%	-	46.2%	+220 bps	46.4%	+240 bps
APME	38.6%	-220 bps	39.8%	-400 bps	39.4%	-440 bps
AMSSA	40.8%	+330 bps	42.5%	+130 bps	41.7%	+50 bps
ENA	30.5%	+340 bps	35.5%	+100 bps	34.8%	+30 bps
Total	38.1%	+340 bps	41.8%	+50 bps	41.6%	+20 bps

Earnings per share (pence)
Basic	117.7p	-3.4%
Diluted	117.4p	-3.3%	137.2p	+2.1%	148.4p	+10.4%

Cash flow				Six months to June
			2018	2017	Variance
			£m	£m	%
Net cash generated from operating activities			3,858	1,706	+126%

Cash conversion ratio			86.9%	66.3%
(Net cash generated from operating activities as a % of profit from operations)

(Net cash generated from operating activities before the impact of adjusting items, trading loans, pension shortfall funding, taxes paid and after net capital expenditure and dividends from associates as a % of adjusted profit from operations)

1. The results for the six-months period ended 30 June 2017 have been amended (“Revised”) following the Group’s retrospective application of IFRS 15 (Revenue from Contracts with Customers).  2017 also reflects the new regional structure, effective 1 January 2018. See page 61.

2. Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence. See pages 50 and 51. Reconciliations from the most comparable IFRS measures have been provided, for revenue, on page 51, for profit from operations on page 52, for tax, on page 53 and for diluted earnings per share, on page 36.

3. CC – constant currency – measures are calculated based on a retranslation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.

4. Representative basis – as though BAT had owned RAI and other acquisitions, undertaken in 2017, from 1 January 2017. This measure is presented on an adjusted basis at constant rates of exchange. A reconciliation to the 2017 adjusted “representative” results is provided in the attached appendices starting on page 61.

Note: In respect of the United States region, all financial statements and financial information provided by or with respect to the US business or RAI (and/or the RAI Group) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the RAI Group). Solely, for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to International Financial Reporting Standards as issued by the IASB and adopted by the European Union (IFRS). To the extent any such financial information provided in these financial statements relate to the US business or RAI (and/or the RAI Group), it is provided as an explanation of the US business’ or RAI’s (and/or the RAI Group’s) primary US GAAP based financial statements and information.

PERFORMANCE REVIEW

The following review presents the Group’s performance for the six-months period ended 30 June 2018.

Revenue

On a reported basis, revenue increased by 56.9% to £11,636 million. This was driven by an 11.0% growth in volume from cigarettes and THP, which was mainly due to both the inclusion of RAI as a wholly-owned subsidiary and good pricing, partly offset by an estimated translational foreign exchange headwind of 8%.

On a representative basis, adjusted revenue was up 1.9% at constant rates of exchange. This excludes the distorting effect on revenue discussed on page 28 related to excise on products acquired under short-term contract manufacturing arrangements and includes the impact of acquisitions undertaken in the prior year.

2017’s revenue comparator included a number of other non-recurring items recognised by RAI prior to the acquisition, including revenue from the sale of inventory related to the international brand rights of Natural American Spirit. Excluding these items, adjusted revenue would have increased by 2.6% on a representative, constant currency basis.

The drivers of growth in revenue are summarised below:

•

Robust pricing in cigarettes and THP (with approximately 70% of pricing taken in the year so far) which more than offset the decline in mix due to both the growth in volume in Pakistan and Bangladesh, and downtrading in Malaysia and GCC – resulting in an aggregate price mix from cigarettes and THP of 4%;

•	The growth of the NGP portfolio (with adjusted revenue up 167% to £427 million on a constant rate, representative basis). NGP revenue comprises:
o	THP revenue of £305 million, up over 750% compared to the first six months of 2017; and
o	Vapour revenue of £122 million (in line with 2017, on a representative basis), which was impacted by the product recall related to an isolated consignment of batteries in the US; and
•	The growth of the oral category (up 11.3%) driven by the US.

These drivers more than outweighed a 2.2% reduction in volume, on a representative basis. The movement in volume was due to an increase in Pakistan, as the market recovered following the revision to excise, and increases in Turkey, Bangladesh and Egypt being more than offset by lower volume in GCC (due to trade inventory movements in the first six months 2017), Brazil (due to down-trading) and Russia due to both market contraction and inventory movements in the supply chain and lower volume in the US.

Revenue from our Strategic Portfolio grew by 128% (to £8,125 million) mainly due to the inclusion of RAI. On a representative constant currency basis, this was an increase of 8.5% driven by pricing and the performance of the Group’s strategic brands which grew share over 160 bps.

The strategic cigarette and THP brands collectively grew volume 11.7% on a representative basis:

•

Dunhill’s overall market share was down 10 bps (despite a strong performance in South Africa and Brazil) with volume 9.3% lower. The volume decline was driven by the down-trading in the GCC following the excise changes, as well as a reduction in volume in both Indonesia and South Korea which were a result of the contraction in those combustible markets;

•

Kent’s market share was up 50 bps, with volume increasing 8.7%, driven by the growth of glo in Japan and higher volume and market share in Turkey and Brazil. This more than offset lower volume in Russia (despite an increase in market share), which was affected by trade inventory movements;

•	Lucky Strike grew market share 10 bps and volume increased by 2.0% driven by Indonesia, Colombia, and Japan, more than offsetting lower volume in France;

Performance summary cont…

•	Rothmans’ market share continued to grow, increasing a further 80 bps with volume up 34.4% driven by Russia and Malaysia, and supported by migrations in Poland, Brazil and Colombia;
•

Pall Mall market share grew 30 bps, with volume up 46.6% due to the inclusion of RAI (as the Group now includes the volume of Pall Mall in the US). This was an increase of 20.9% on a representative basis, due to strong post-excise revision volume performance in both Pakistan and the GCC and successful launch in Egypt;

•	Newport grew market share 10 bps in the US. Volume fell 5.6%, on a representative basis, mainly due to inventory movements within the supply chain;
•

Natural American Spirit’s share momentum continued in the US, up 10 bps, with volume higher by 4.0% on a representative basis, outperforming the market (estimated to be 5% down) due to a strong performance in the premium segment;

•	Camel’s market share fell 10 bps in the US. Volume was lower by 3.2%, on a representative basis, partly due to a strong comparator period which was impacted by various brand launches; and
•

In Japan, glo grew market share to 4.3% (from 3.3% at the end of 2017) and to a share of the category of 20%, against a backdrop of slowing category growth after an initial rapid expansion driven by early adopters. New product developments are planned for the second half of 2018 and we expect to see category growth in Japan during this period. Elsewhere, glo reached 6.4% category share in South Korea (which will also benefit from new product and device developments) and is present in five other markets with several more market launches planned for the second half of 2018 and early 2019.

Vapour volume increased 16.5% on a representative basis. The Group continues to perform well in a number of markets and is the closed system market leader in the UK and Germany. Exciting new product launches are planned for the second half of 2018 with Vype ePen3 launched earlier this month in the UK and Canada where initial indicators have been extremely positive regarding consumer acquisition, conversion and retention. In the US, Vuse grew volume of consumables (up over 20%) despite a decline in market share to 21%.

Oral tobacco volume was significantly higher, due to the inclusion of the RAI portfolio and EPOK. This was an increase of 2.0% on a representative basis, as oral volume was in line with prior year in the US and EPOK drove growth in Sweden, Norway and Switzerland, where EPOK achieved 14% market share ten weeks after launch.

Volume of other tobacco products (OTP) fell 6.9% (or 8.5% on a representative basis) to 10 billion sticks equivalent (being less than 3% of the Group portfolio), driven by a reduction in the US and competitive pricing in France and Hungary.

Profit from operations and operating margin

Profit from operations, on a reported basis was up 72.4% at £4,438 million with operating margin up approximately 340bps. This was largely due to the growth in revenue described above, partly offset by:

•	Raw materials and other consumables were £474 million higher due to the inclusion of RAI and an increase in Japan due to the growth in THP;
•	Employee benefit costs, increased by 23.2% to £1,409 million due to the inclusion of RAI;
•

Depreciation, amortisation and impairment costs, up 26.3% to £437 million, driven by higher amortisation and impairment charges related to the previous acquisitions (including RAI) and an increase in depreciation due to the consolidation of RAI’s manufacturing infrastructure; and

•

Other operating expenses, higher by £1,636 million or 111% to £3,105 million. RAI accounted for over 95% of the increase, which was largely due to the charges in relation to the master settlement agreement (MSA), whilst the increased investment across the Group in NGP was partly offset by the ongoing cost efficiency programmes throughout the organisation.

Adjusted profit from operations and adjusted operating margin

Adjusted profit from operations, on a representative basis and at constant rates of exchange was 2.4% higher at £5,216 million, reflecting the ongoing performance whilst investing behind the expansion of NGP. On a representative basis, adjusted operating margin, at current rates, was 50 bps higher.

REGIONAL REVIEW

The performances of the regions are discussed below. The following discussion is based upon the Group’s internal reporting structure announced in 2017 and effective from 1 January 2018, as discussed and disclosed in the Group’s Annual Report and Accounts and Form 20-F for the period ended 31 December 2017. Prior period comparators have been revised accordingly. Prior periods have also been revised for the impact of IFRS 15.

Regional Summary information

	Cigarettes and THP (bn sticks)			Revenue (£m)			Profit from operations (£m)
	2018	Vs 2017		2018	Vs 2017		2018	Vs 2017
		Actual	Adj Repres at cc		Actual	Adj Repres at cc		Actual	Adj Repres at cc
US	38.6	-	-5.5%	4,525	-	0.0%	1,875	-	+5.6%
APME	116.0	+3.5%	+3.5%	2,384	-4.2%	+5.6%	920	-9.5%	-5.0%
AMSSA	77.0	-5.9%	-5.9%	1,951	-9.2%	+2.9%	796	-1.2%	+4.1%
ENA	116.7	-2.6%	-3.9%	2,776	-0.1%	+1.3%	847	+12.6%	+2.2%
Total	348.3	+11.0%	-2.2%	11,636	+56.9%	+1.9%	4,438	+72.4%	+2.4%

Variance termed “Adj Repres at cc” refers to the variance between the 2018 adjusted performance, at 2017 exchange rates, against the adjusted 2017 performance on a representative basis – as though the Group had owned the acquisitions undertaken in 2017 for the full financial year. A reconciliation of the 2017 performance to adjusted representative is provided on page 61.

UNITED STATES (US):

Cigarette volume in the six months to June 2018 was 39 billion sticks. On a representative basis, this was 5.5% lower than in 2017. This was in line with the industry decline driven by movements in trade inventory in 2017 related to the change in excise in California and the impact of higher gasoline prices on disposable income. The industry is expected to be down around 5% for the full year. RAI volumes were further impacted by a strong comparator due to Camel and Newport product launches in the first six months of 2017. The Group’s market share was down 10 bps (based upon sales to retail), as the premium brands grew share 20 bps but were more than offset by a reduction in the remainder of the portfolio, on a representative basis.

The vapour category continues to experience strong growth (up approximately 20%) which the Group estimates has resulted in a total volume decline in cigarettes of 0.4% during the first half of 2018.

While new competitor vapour brands have taken market share, Vuse continued to grow volume of consumables on a representative basis (up over 20%), despite a product recall arising from an isolated issue related to a consignment of batteries. The issue has largely been resolved.

The Group is making good progress with the product applications to the US Food and Drug Administration. Clearance has been received for the SE application for our improved carbon tipped tobacco heating product. The SE application related to glo, filed in February, has passed into scientific review.

Oral volume was marginally lower on a representative basis, with market share down against the prior period which, on a representative basis, benefited from market disruption due to a competitor’s product recall.

Regional review continued…

Reported revenue was £4,525 million, which was in line with the prior year on a constant currency, representative basis as pricing in both the combustibles and oral categories, and higher Vuse consumables volume was offset by the reduction in combustibles and oral volume (noted above) and the impact of the recall.

Reported profit from operations was £1,875 million, or £2,295 million on an adjusted constant currency basis.  This is an increase of 5.6% on an adjusted, constant currency, representative basis, and is driven by the timing of expenditure and cost reductions since the acquisition of RAI.

Cost synergies are progressing well, with annualised savings of approximately US$140 million delivered to date. The Group continues to expect to deliver over US$400 million of synergies by the end of 2020.

ASIA-PACIFIC AND MIDDLE EAST (APME):

Volume was up 3.5% at 116 billion sticks driven by a recovery in the combustible volume in Pakistan (following the revision to the excise structure that negatively impacted the equivalent period in 2017), continued growth in Bangladesh and the performance of glo in Japan with sales of 3 billion sticks in the period. This growth in volume was partly offset by the impact of lower industry volume and trade inventory movements in GCC following the implementation of a new sales tax in 2017, and a combination of market contraction and the growth of illicit trade in Malaysia.

Market share in the region was up 110 bps– driven by Japan (increasing the share of total tobacco by 80 bps), Saudi Arabia (due to the growth of Pall Mall), Malaysia (driven by Rothmans which more than outweighed a decline in Dunhill) and in Bangladesh due to up-trading to the premium segment. This growth was partially offset by lower share in South Korea (due to a reduction in Dunhill driven by the growth of the THP segment).

Reported revenue fell 4.2% to £2,384 million, as pricing, higher volume (discussed above) and the positive mix effect - largely in Japan through the growth in glo, was offset by a combination of inventory movements in the prior year and down-trading in GCC and negative mix in Malaysia, and by the foreign exchange headwinds related to the relative strength of sterling. Excluding currency, adjusted revenue, on a representative basis at constant rates of exchange grew 5.6%.

Reported profit from operations declined 9.5% to £920 million, partly due to the foreign exchange headwinds and the higher investment behind THP in Japan and South Korea. On a representative constant currency basis, adjusted profit from operations was down 5.0% to £1,033 million, as growth in Australia, Pakistan and Bangladesh was more than offset by increased investment behind THP and the negative mix effects described above.

AMERICAS AND SUB-SAHARAN AFRICA (AMSSA):

Volume was 5.9% lower at 77 billion sticks, largely driven by the growth of illicit trade in Brazil and South Africa and market contraction in Mexico, Canada, Colombia and Venezuela.

Market share was 10 bps lower as growth driven by Kent in Brazil, Dunhill in South Africa, Rothmans (in Brazil, Colombia and Argentina), and Pall Mall in Mexico was more than offset by declines in the local portfolio.

In May, Vype was launched in Canada and early signs are encouraging. Distribution partnerships have been secured with the top 4 key accounts covering 30% of volume weighted distribution nationally.

Regional review continued…

Reported revenue fell 9.2% to £1,951 million, due to the translational foreign exchange headwind of 12%. On a constant currency, representative basis, adjusted revenue grew by 2.9% to £2,206 million, as pricing across the region (notably in Canada, Chile and Nigeria) more than offset the lower total volume and the impact of mix in a number of markets, which was largely driven by the growth of the lower priced products following the significant excise-led price increases.

Reported profit from operations was down 1.2% to £796 million, as the effect of currency headwinds more than offset growth across the region. Excluding adjusting items and the effect of currency, adjusted profit from operations on a representative, constant currency basis grew by 4.1% to £920 million, driven by Canada, Nigeria and Chile, partly offset by the continued difficult trading environment in South Africa.

EUROPE AND NORTH AFRICA (ENA):

Volume fell 2.6% to 117 billion sticks, which was a decline of 3.9% on a representative basis, as volume from acquired assets in the prior year combined with growth in Turkey and North Africa was more than offset by lower volume in Russia (due to both market contraction and trade inventory movements related to the implementation of graphical health warnings), lower volume in Ukraine (driven by an increase in illicit trade), Italy (partly due to higher prices) and France (following the excise-led price increase).

Market share was flat as growth in Kent (Ukraine, Russia and Turkey) and Rothmans (Ukraine, Russia, Poland and Italy) was offset by the continued discount-led down-trading environment in Switzerland, the impact of a short-term price disadvantage in Romania and a decline in the low-priced portfolio in Russia.

Our NGP portfolio continued to expand, with glo now present in Russia, Switzerland, Romania and Italy.  Volume of vapour (devices and consumables) grew, notably in the UK (driven by Vype, Ten Motives and ViP). Through Chic, the Group is the market leader in vaping in Poland. Further launches and product developments are planned across the portfolio during 2018.

In oral, volume grew 29.6%, mainly driven by EPOK which is the fastest growing premium oral brand in both Sweden and Norway, with both countries achieving record oral category market share of 12% and 8% respectively. In Switzerland, EPOK grew to a 14% share of the oral category three months after launch.

Reported revenue was in line with 2017 at £2,776 million as improved mix in Russia and Romania and pricing (notably in Romania, Germany and Ukraine) was outweighed by the impact of lower regional volume, continued excise absorption in France and the translational foreign exchange headwinds.

Adjusted revenue, on a constant currency, representative basis was 1.3% higher at £2,784 million (30 June 2017: £2,749 million). This excludes excise on bought-in goods, acquired and sold under short term contract manufacturing arrangements (which distorts revenue and operating margin on a temporary basis), and the impact of currency on revenue.

Reported profit from operations grew 12.6% to £847 million, largely due to the acquisitions in the prior year and the timing of expenditure. Excluding adjusting items and the impact of the foreign currency headwind, adjusted profit from operations at constant rates, on a representative basis was up 2.2%, at £968 million. This was driven by Romania, Germany and Ukraine offsetting France and Italy.

FINANCIAL INFORMATION AND OTHER

NET FINANCE COSTS

Net finance costs for the six months to 30 June 2018 were £701 million, compared to £325 million in the same period last year, driven by the increase in borrowings (up £27,605 million to £48,512 million) due to the acquisition of RAI and subsequent consolidation of the RAI borrowings into the Group. Net adjusted finance costs increased by 141% or 163% on a constant currency basis.

Net finance (costs)/income comprise:

	6 months to		Year to
	30.6.18	30.6.17	31.12.17
	£m	£m	£m

Finance costs	(763)	(381)	(1,197)
Finance income	62	56	103
Net finance costs	(701)	(325)	(1,094)

Less: adjusting items (see below)	35	49	205
Hedge ineffectiveness	-	10	9
Interest on adjusting tax payable, see below	35	12	43
Acquisition of RAI	-	27	153

Net adjusted finance costs	(666)	(276)	(889)

Comprising:
Interest payable	(786)	(347)	(1,094)
Interest and dividend income	40	36	84
Fair value changes - derivatives	40	82	149
Exchange differences	40	(47)	(28)

Net adjusted finance costs	(666)	(276)	(889)
Impact of foreign exchange	(61)
Net adjusted finance costs (at constant rates of exchange)	(727)	(276)

In the six months ended 30 June 2018, the Group incurred interest on adjusting tax payables of £35 million, including interest of £12 million (2017: £12 million) in relation to the Franked Investment Income Group Litigation Order (FII GLO), as described on page 41, and a £22 million charge in respect of withholding tax in Russia as explained on page 12.

In 2017, the Group incurred pre-financing costs related to the acquisition of RAI of £153 million, of which £27 million was incurred in the six months ended 30 June 2017. As this related to the pre-financing of the acquisition, and will not repeat, the costs were treated as an adjusting item.

Also in 2017, the Group realised a charge in relation to the reversal of a gain recognised in 2016, related to hedge ineffectiveness on external swaps following the referendum regarding “Brexit”. This was deemed to be adjusting as it is not representative of the underlying performance of the business.

All of the charges noted above have been included in the adjusted earnings per share calculation on page 36.

RESULTS OF ASSOCIATES AND JOINT VENTURES

The Group’s share of post-tax results of associates and joint ventures fell by £546 million to £232 million, largely due to RAI being a wholly-owned subsidiary from 25 July 2017. For the Group’s other main associate, ITC Ltd (ITC) in India, the Group’s share of post-tax results was down by 0.9% to £227 million which was impacted by the foreign exchange headwind. On an adjusted constant rate basis, the Group’s share of post-tax results from ITC was an increase of 5.6% to £206 million.

TAXATION

	6 months to		Year to
	30.6.18	30.6.17	31.12.17
		Revised	Revised
	£m	£m	£m

UK
- current year tax	68	12	26
Overseas
- current year tax expense	1,136	635	1,615
- adjustment in respect of prior periods	62	5	2
Current tax	1,266	652	1,643
Deferred tax	(73)	28	(9,756)
	1,193	680	(8,113)
Adjusting items (see below)	(75)	48	10,220
Net adjusted tax charge	1,118	728	2,107

The tax rate in the income statement was a charge of 30.1% for the six months to 30 June 2018, compared to a charge of 22.5% for the six months to 30 June 2017, and a credit of 27.4% for the full year 2017. The credit in 2017 was due to the revaluation of net deferred tax liabilities following the change to the Federal tax rate in the US (£9.6 billion), as disclosed on page 36 of the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2017. The increase in the tax rate in 2018 to 30.1% from 22.5% was largely due to the inclusion of RAI as a wholly-owned subsidiary following the acquisition (previously RAI was included within post tax results of associates) and was also affected by the impact of the adjusting items referred to below.

The Group’s tax rate is also affected by the inclusion of the share of associates’ and joint ventures’ post-tax profit in the Group’s pre-tax results and by other adjusting items. Excluding these items, the underlying tax rate for subsidiaries reflected in the adjusted earnings per share on page 36 was 26.9% in 2018 and 28.4% for the six months to 30 June 2017.  For the year to 31 December 2017, it was 29.7%.

Adjusting items relate to:

•

a £69 million charge due to changes in the US State tax rates in the period, relating to the revaluation of deferred tax liabilities arising on trademarks recognised on the RAI acquisition in 2017; and

•

a £77 million charge related to recent guidelines issued in Russia where higher withholding taxes could apply from 2015 onwards. A provision for the associated tax change and £22 million of interest has been recognised in the period for 2015 through to 2017.

As both of the above items are not reflective of the ongoing business, these have been recognised as adjusting items within taxation. This is partially offset by £71 million for the six months to 30 June 2018 (30 June 2017: £48 million, 31 December 2017: £454 million) in respect of the taxation on other adjusting items, as described on pages 29 and 30.

Refer to page 41 for the Franked Investment Income Group Litigation Order update.

CASH FLOW

In the Group’s cash flow, prepared in accordance with IFRS and presented on page 25, net cash generated from operating activities grew by 126% to £3,858 million due to the cash generated by RAI, including the timing of the MSA payment. The Group’s conversion rate (as defined as net cash generated from operating activities as a proportion of profit from operations) increased from 66% to 87% in the first half of 2018.

BORROWINGS AND NET DEBT

Total borrowings were £48,512 million at 30 June 2018, an increase over 30 June 2017 (£20,907 million) due to the debt related to the acquisition of RAI.  The movement from 31 December 2017 (£49,450 million) mainly relates to the repayment and issuance of debt as explained on page 33. The Group defines net debt as borrowings including related derivatives, less cash and cash equivalents and current investments held at fair value. Closing net debt was £45,679 million (30 June 2017: £18,481 million and 31 December 2017: £45,571 million). A reconciliation of borrowings to net debt is provided below.

	6 months to		Year to
	30.6.18	30.6.17	31.12.17
	£m	£m	£m

Total borrowings	48,512	20,907	49,450
Derivatives in respect of net debt:
Assets	(627)	(540)	(640)
Liabilities	107	159	117
Cash and cash equivalents	(2,125)	(2,019)	(3,291)
Current investments held at fair value	(188)	(26)	(65)
Net debt	45,679	18,481	45,571
Maturity profile of net debt:
Net debt due within one year	2,904	3,891	2,048
Net debt due beyond one year	42,775	14,590	43,523
Net debt	45,679	18,481	45,571

Borrowings includes £940 million (30 June 2017: £nil, 31 December 2017: £947 million) in respect of the purchase price adjustments related to the acquisition of RAI. The Group remains confident about its ability to access the debt capital markets successfully and reviews its options on a continuing basis.

FOREIGN CURRENCIES

The principal exchange rates used to convert the results of the Group’s foreign operations to pound sterling, for the purposes of inclusion and consolidation within the Group’s financial statements are indicated in the table below. Where the Group has provided results “at constant rates of exchange” this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period – thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results.

The principal exchange rates used were as follows:

	Average			Closing
	30.6.18	30.6.17	31.12.17	30.6.18	30.6.17	31.12.17

Australian dollar	1.784	1.670	1.681	1.787	1.693	1.730
Brazilian real	4.712	4.006	4.116	5.080	4.304	4.487
Canadian dollar	1.758	1.681	1.672	1.737	1.687	1.695
Euro	1.137	1.163	1.142	1.131	1.139	1.127
Indian rupee	90.351	82.766	83.895	90.457	83.961	86.343
Japanese yen	149.588	141.509	144.521	146.237	145.950	152.387
Russian rouble	81.805	73.005	75.170	82.783	76.987	77.880
South African rand	16.931	16.632	17.150	18.096	17.019	16.747
US dollar	1.376	1.260	1.289	1.320	1.299	1.353

Please refer to page 54 for pound sterling expressed in US dollar per pound sterling, as certified for customs purposes by the Federal Reserve Bank of New York.

RISKS AND UNCERTAINTIES

The principal risks and uncertainties which may affect the business activities of the Group were identified under the heading ‘Principal Group risk factors’, set out on pages 48 to 54 of the Annual Report and Form 20-F for the year ended 31 December 2017, a copy of which is available on the Group’s website www.bat.com.

In the view of the Board, the principal risks and uncertainties for the Group have remained broadly unchanged over the last six months. However, the risk relating to the inability to obtain price increases and the impact of price increases on consumer affordability thresholds is no longer considered a principal risk, as the likelihood has decreased following improved pricing delivery over recent years and through recognition that the RAI acquisition has resulted in better geographical diversity. Additionally, the previously stated principal risk relating to the failure to successfully develop and commercialise Next Generation Products now includes all innovation across the Group’s portfolio of brands.

The principal Group risks and applicable sub-categories are summarised under the headings of:

•	Competition from illicit trade;
•	Tobacco and nicotine regulation inhibits growth strategy;
•	Significant excise increases or structure changes;
•	Litigation;
•	Geopolitical tensions;
•	Disputed taxes, interest and penalties;
•	Market size reduction and consumer down-trading;
•	Foreign exchange rate exposures;
•	Injury, illness or death in the workplace;
•	Solvency and liquidity; and
•	Inability to lead the development and roll-out of BAT innovations (NGP and Combustible).

A summary of other risks for the Group which are not considered principal risks, but are monitored by the Board through the Group’s risk register is set out on pages 226 to 227 of the Annual Report and Form 20-F for the year ended 31 December 2017. In addition to those disclosed, following the change to the NGP risk above, the non-principal risks also include associated NGP risks in respect of manufacturing and marketing. The risk relating to the inability to obtain price increases and the impact of price increases on consumer affordability thresholds will also be included as a non-principal risk. The risk associated with failing to successfully integrate RAI companies into the Group’s business is no longer considered a risk to the Group. These and all of the Group’s risks should be read in the context of the forward-looking statements on page 56 of this Half-Year Report.

UPDATE ON ONGOING INVESTIGATION INTO MISCONDUCT ALLEGATIONS

As previously reported, we are investigating, through external legal advisers, allegations of misconduct and have been liaising with the UK’s Serious Fraud Office (“SFO”) and other relevant authorities. It was announced in August 2017 that the SFO had opened an investigation in relation to the Company, its subsidiaries and associated persons. We are co-operating with the SFO’s investigation. A sub-Committee of the Board has oversight of these matters, providing support for the investigation between Board meetings.

UPDATE ON QUEBEC CLASS ACTION

On 27 October 2015, the Quebec Court of Appeal made an Order for Security in the amount of CAD $984 million, of which Imperial Tobacco Canada’s (“ITCAN”) share was CAD $758 million paid in seven equal quarterly instalments. ITCAN appealed the substantive decision awarding CAD $15.6 billion to the plaintiffs, of which ITCAN’s share was CAD $10.4 billion. This appeal was heard by a panel of five judges of the Quebec Court of Appeal on 21-25 November 2016 with a decision pending. As at the date of this release, no judgment has been made. Please refer to the 2017 Annual Report and Form 20-F, note 28 Contingent Liabilities and Financial Commitments for a full discussion.

BANGLADESH

On 25 July 2018, the Appellate Division of the Supreme Court of Bangladesh has reversed the decision of the High Court Division against BAT Bangladesh in respect of the retrospective demands for VAT and Supplementary Duty amounting to approximately £170 million. The Attorney General’s Office has 30 days from receipt of the certified Court Order in which to seek a review of this decision.

GOING CONCERN

A full description of the Group’s business activities, its financial position, cash flows, liquidity position, facilities and borrowings position together with the factors likely to affect its future development, performance and position, as well as the risks associated with the business, are set out in the Strategic Report and in the notes to the accounts, all of which are included in the 2017 Annual Report and Form 20-F that is available on the Group’s website, www.bat.com. This Half-Year Report provides updated information regarding the business activities, including cash flow, for the six months to 30 June 2018 and of the financial position and liquidity position at 30 June 2018.

The Group has, at the date of this report, sufficient financing available for its estimated existing requirements for at least the next 12 months.  This, together with the proven ability to generate cash from trading activities, the performance of the Group’s Strategic Portfolio, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully in the context of the current financial conditions and the general outlook in the global economy.

After reviewing the Group’s annual budgets, plans and financing arrangements, the Directors consider that the Group has adequate resources to continue operating for the foreseeable future and that it is therefore appropriate to continue to adopt the going concern basis in preparing this Half-Year Report.

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Interim Financial Statements

GROUP INCOME STATEMENT - unaudited

	6 months to			Year to
	30.6.18	30.6.17		31.12.17
		Revised		Revised
	£m	£m		£m
Revenue [1]	11,636	7,418		19,564
Raw materials and consumables used	(2,355)	(1,881)		(4,520)
Changes in inventories of finished goods and work in progress	76	(59)		(513)
Employee benefit costs	(1,409)	(1,144)		(2,679)
Depreciation, amortisation and impairment costs	(437)	(346)		(902)
Other operating income	32	55		144
Other operating expenses	(3,105)	(1,469)		(4,682)
Profit from operations	4,438	2,574		6,412
Net finance costs	(701)	(325)		(1,094)
Finance income	62	56		103
Finance costs	(763)	(381)		(1,197)
Share of post-tax results of associates and joint ventures	232	778		24,209
Profit before taxation	3,969	3,027		29,527
Taxation on ordinary activities	(1,193)	(680)		8,129
Profit for the period	2,776	2,347		37,656

Attributable to:
Owners of the parent	2,690	2,261		37,485
Non-controlling interests	86	86		171
	2,776	2,347		37,656

Earnings per share
Basic	117.7p	121.8	p	1,833.9	p
Diluted	117.4p	121.4	p	1,827.6	p

All of the activities during both years are in respect of continuing operations.

The accompanying notes on pages 26 to 47 form an integral part of this condensed consolidated financial information.

1 Revenue is net of duty, excise and other taxes of £18,250 million and £17,377 million for the six months ended 30 June 2018 and 2017 respectively, and £37,780 million for the year ended 31 December 2017.

The results for the six-month period ended 30 June 2017 and the year ended 31 December 2017 have been amended (“Revised”) following the Group’s retrospective application of IFRS 15 (Revenue from Contracts with Customers).  See page 26.

Interim Financial Statements

GROUP STATEMENT OF COMPREHENSIVE INCOME – unaudited

	6 months to		Year to
	30.6.18	30.6.17	31.12.17
		Revised	Revised
	£m	£m	£m
Profit for the period (page 19)	2,776	2,347	37,656
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:	978	(536)	(3,809)
Differences on exchange
– subsidiaries	1,358	(216)	(3,084)
– associates	(70)	(393)	(923)
Cash flow hedges
– net fair value losses	-	(166)	(264)
– reclassified and reported in profit for the period	8	13	109
– reclassified and reported in net assets	7	(13)	(16)
Investments held at fair value
– net fair value losses in respect of subsidiaries	-	-	(27)
– net fair value gains in respect of associates, net of tax	12	5	5
Net investment hedges
– net fair value (losses)/gains	(192)	237	425
– differences on exchange on borrowings	(136)	(56)	(68)
Tax on items that may be reclassified	(9)	53	34

Items that will not be reclassified subsequently to profit or loss:	287	115	681
Retirement benefit schemes
– net actuarial gains in respect of subsidiaries	346	119	833
– surplus recognition and minimum funding obligations in respect of subsidiaries	(3)	(1)	(6)
– actuarial gains in respect of associates, net of tax	-	36	25
Tax on items that will not be reclassified	(56)	(39)	(171)
Total other comprehensive income/(expense) for the period, net of tax	1,265	(421)	(3,128)

Total comprehensive income for the period, net of tax	4,041	1,926	34,528

Attributable to:
Owners of the parent	3,952	1,853	34,361
Non-controlling interests	89	73	167
	4,041	1,926	34,528

The accompanying notes on pages 26 to 47 form an integral part of this condensed consolidated financial information.

The results for the six-month period ended 30 June 2017 and the year ended 31 December 2017 have been amended (“Revised”) following the Group’s retrospective application of IFRS 15 (Revenue from Contracts with Customers).  See page 26.

Interim Financial Statements

GROUP STATEMENT OF CHANGES IN EQUITY – unaudited

At 30 June 2018
	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 31 December 2017 - revised	614	26,602	(3,392)	36,935	60,759	222	60,981
Accounting policy change (IFRS 9) - see page 26	-	-	(9)	(29)	(38)	-	(38)

Revised balance at 1 January 2018	614	26,602	(3,401)	36,906	60,721	222	60,943
Total comprehensive income for the period, net of tax (page 20)	-	-	975	2,977	3,952	89	4,041
Profit for the period (page 19)	-	-	-	2,690	2,690	86	2,776
Other comprehensive income for the period, net of tax (page 20)	-	-	975	287	1,262	3	1,265
Employee share options
– value of employee services	-	-	-	64	64	-	64
– proceeds from shares issued	-	3	-	-	3	-	3
Dividends and other appropriations
– ordinary shares	-	-	-	(2,224)	(2,224)	-	(2,224)
– to non-controlling interests	-	-	-	-	-	(93)	(93)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(143)	(143)	-	(143)
Other movements	-	-	-	28	28	-	28

Balance at 30 June 2018	614	26,605	(2,426)	37,608	62,401	218	62,619

At 30 June 2017 (Revised)	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2017	507	3,931	413	3,331	8,182	224	8,406
Total comprehensive (expenses)/income for the period, net of tax (page 20)	-	-	(523)	2,376	1,853	73	1,926
Profit for the period (page 19)	-	-	-	2,261	2,261	86	2,347
Other comprehensive (expenses)/income for the period, net of tax (page 20)	-	-	(523)	115	(408)	(13)	(421)
Employee share options
– value of employee services	-	-	-	36	36	-	36
– proceeds from shares issued	-	2	-	-	2	-	2
Dividends and other appropriations
– ordinary shares	-	-	-	(2,181)	(2,181)	-	(2,181)
– to non-controlling interests	-	-	-	-	-	(105)	(105)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(215)	(215)	-	(215)
– deferred tax on employee share schemes	-	-	-	42	42	-	42
Other movements	-	-	(1)	(1)	(2)	-	(2)

Balance at 30 June 2017	507	3,933	(111)	3,388	7,717	192	7,909

Interim Financial Statements

GROUP STATEMENT OF CHANGES IN EQUITY - unaudited cont…

At 31 December 2017 (Revised)

	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2017	507	3,931	413	3,331	8,182	224	8,406
Total comprehensive (expense)/income for the year, net of tax (page 20)	-	-	(3,805)	38,166	34,361	167	34,528
Profit for the year (page 19)	-	-	-	37,485	37,485	171	37,656
Other comprehensive (expense)/income for the year, net of tax (page 20)	-	-	(3,805)	681	(3,124)	(4)	(3,128)
Employee share options
– value of employee services	-	-	-	105	105	-	105
– proceeds from shares issued	-	5	-	-	5	-	5
Dividends and other appropriations
– ordinary shares	-	-	-	(4,465)	(4,465)	-	(4,465)
– to non-controlling interests	-	-	-	-	-	(169)	(169)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(205)	(205)	-	(205)
Shares issued – RAI acquisition	107	22,666	-	-	22,773	-	22,773
Other movements	-	-	-	3	3	-	3

Balance at 31 December 2017	614	26,602	(3,392)	36,935	60,759	222	60,981

The accompanying notes on pages 26 to 47 form an integral part of this condensed consolidated financial information.

Interim Financial Statements

GROUP BALANCE SHEET - unaudited

	30.6.18	30.6.17	31.12.17
		Revised	Revised
	£m	£m	£m
Assets
Non-current assets
Intangible assets	120,006	12,177	117,785
Property, plant and equipment	4,849	3,636	4,882
Investments in associates and joint ventures	1,775	9,438	1,577
Retirement benefit assets	1,200	615	1,123
Deferred tax assets	423	468	333
Trade and other receivables	722	758	756
Investments held at fair value	50	44	42
Derivative financial instruments	539	576	590
Total non-current assets	129,564	27,712	127,088

Current assets
Inventories	6,339	5,177	5,864
Income tax receivable	49	71	460
Trade and other receivables	4,039	3,833	4,053
Investments held at fair value	188	26	65
Derivative financial instruments	193	312	228
Cash and cash equivalents	2,125	2,019	3,291
	12,933	11,438	13,961
Assets classified as held-for-sale	4	36	5
Total current assets	12,937	11,474	13,966

Total assets	142,501	39,186	141,054

The accompanying notes on pages 26 to 47 form an integral part of this condensed consolidated financial information.

The results for the six-month period ended 30 June 2017 and the year ended 31 December 2017 have been amended (“Revised”) following the Group’s retrospective application of IFRS 15 (Revenue from Contracts with Customers).  See page 26.

Interim Financial Statements

GROUP BALANCE SHEET - unaudited cont…

	30.6.18	30.6.17	31.12.17
		Revised	Revised
	£m	£m	£m
Equity
Capital and reserves
Share capital	614	507	614
Share premium, capital redemption and merger reserves	26,605	3,933	26,602
Other reserves	(2,426)	(111)	(3,392)
Retained earnings	37,608	3,388	36,935
Owners of the parent	62,401	7,717	60,759
Non-controlling interests	218	192	222
Total equity	62,619	7,909	60,981

Liabilities
Non-current liabilities
Borrowings	43,225	15,085	44,027
Retirement benefit liabilities	1,489	827	1,821
Deferred tax liabilities	17,612	659	17,129
Provisions	347	395	354
Trade and other payables	1,059	1,036	1,058
Derivative financial instruments	100	79	79
Total non-current liabilities	63,832	18,081	64,468

Current liabilities
Borrowings	5,287	5,822	5,423
Income tax payable	739	622	720
Provisions	330	330	399
Trade and other payables	9,498	5,948	8,908
Derivative financial instruments	196	474	155
Total current liabilities	16,050	13,196	15,605
Total equity and liabilities	142,501	39,186	141,054

The accompanying notes on pages 26 to 47 form an integral part of this condensed consolidated financial information.

The results for the six-month period ended 30 June 2017 and the year ended 31 December 2017 have been amended (“Revised”) following the Group’s retrospective application of IFRS 15 (Revenue from Contracts with Customers).  See page 26.

Interim Financial Statements

GROUP CASH FLOW STATEMENT – unaudited

	6 months to		Year to
	30.6.18	30.6.17	31.12.17
	£m	£m	£m
Cash flows from operating activities
Cash generated from operating activities (page 32)	4,670	1,788	6,119
Dividends received from associates	1	465	903
Tax paid	(813)	(547)	(1,675)
Net cash generated from operating activities	3,858	1,706	5,347

Cash flows from investing activities
Interest received	36	34	83
Purchases of property, plant and equipment	(205)	(198)	(791)
Proceeds on disposal of property, plant and equipment	9	23	95
Purchases of intangibles	(35)	(99)	(187)
Purchases of investments	(124)	(90)	(170)
Proceeds on disposals of investments	48	85	160
Acquisition of RAI net of cash acquired	-	-	(17,657)
Investment in associates and acquisitions of other subsidiaries net of cash acquired	(14)	(52)	(77)
Net cash used in investing activities	(285)	(297)	(18,544)

Cash flows from financing activities
Interest paid	(752)	(379)	(1,114)
Proceeds from increases in and new borrowings	1,650	3,839	40,937
Inflows/(outflows) relating to derivative financial instruments	25	(108)	(406)
Purchases of own shares held in employee share ownership trusts	(143)	(215)	(205)
Reductions in and repayments of borrowings	(3,067)	(2,365)	(20,827)
Dividends paid to owners of the parent	(2,114)	(2,179)	(3,465)
Dividends paid to non-controlling interests	(96)	(106)	(167)
Other	4	2	6
Net cash (used in)/from financing activities	(4,493)	(1,511)	14,759
Net cash flows (used in)/from operating, investing and financing activities	(920)	(102)	1,562
Differences on exchange	(148)	(139)	(391)
(Decrease)/Increase in net cash and cash equivalents in the period	(1,068)	(241)	1,171
Net cash and cash equivalents at 1 January	2,822	1,651	1,651
Net cash and cash equivalents at period end	1,754	1,410	2,822

Cash and cash equivalents per balance sheet	2,125	2,019	3,291
Overdrafts and accrued interest	(371)	(609)	(469)
Net cash and cash equivalents at period end	1,754	1,410	2,822

The accompanying notes on pages 26 to 47 form an integral part of this condensed consolidated financial information. The net cash outflows relating to the Quebec Class action and adjusting items on pages 29 and 30, included in the above, are £229 million, (30 June 2017: £352 million, 31 December 2017: £685 million).

The results for the six-month period ended 30 June 2017 and the year ended 31 December 2017 have been amended (“Revised”) following the Group’s retrospective application of IFRS 15 (Revenue from Contracts with Customers).  See page 26.

Notes to the Interim Financial Statements

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The condensed consolidated financial information comprises the unaudited interim financial information for the six months to 30 June 2018 and as revised for IFRS 15 for both the six-month period ended 30 June 2017 and the year ended 31 December 2017, approved on 25 July 2018. This condensed consolidated financial information has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union (EU) and as issued by the International Accounting Standards Board (IASB), and the Disclosure Guidance and Transparency Rules issued by the Financial Conduct Authority.

The condensed consolidated financial information does not constitute statutory accounts within the meaning of the UK Companies Act 2006 and should be read in conjunction with the Annual Report and Form 20-F, including the audited financial statements for the year ended 31 December 2017, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, IFRS as adopted by the EU, and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented. The Annual Report and Form 20-F for 2017 represent the statutory accounts for that year and have been filed with the Registrar of Companies. The auditor’s report on those statements was unmodified and did not contain an emphasis of matter paragraph and did not contain any statement under Section 498 (2) or (3) of the Companies Act 2006.

This condensed consolidated financial information has been prepared under the historical cost convention, except in respect of certain financial instruments, and on a basis consistent with the accounting policies as set out in the Annual Report and Form 20-F for the year ended 31 December 2017, except where noted below.

With effect from 1 January 2018, the Group has adopted IFRS 15 Revenue from Contracts with Customers. The Group has revised prior periods, as permitted by the Standard, to ensure comparability of the income statement across prior periods. This Standard has changed the way the Group accounts for consideration payable to customers, and requires certain payments to indirect customers, previously shown as marketing expenses, to be shown as deductions from revenue. This has reduced revenue for the six months to 30 June 2017 and the twelve months to 31 December 2017 by £299 million and £664 million, respectively, with a corresponding reduction in operating costs. In addition, due to the timing of the recognition of certain payments to indirect customers, revenue and operating profit for the twelve months ended 31 December 2017 has been reduced by a further £64 million (£nil for the six-month period ended 30 June 2017).

In addition, with effect from 1 January 2018, the Group has adopted IFRS 9 Financial Instruments with no revision of prior periods, as permitted by the Standard. The cumulative impact of adopting the Standard, including the effect of tax entries, has been recognised as a revision of opening reserves in 2018, and is £38 million arising from the impairment of financial assets under the expected loss model required under IFRS 9, which accelerates recognition of potential impairment on loans and trade receivables when compared with the incurred loss model under IAS 39. A simplified “lifetime expected loss model” has been used for balances arising as a result of revenue recognition, as permitted by the Standard, by applying a standard rate of provision on initial recognition of trade debtors based upon the Group’s historical experience of credit loss modified by expectations of the future, and increasing this provision to take account of overdue receivables. Applying the requirements of IFRS 9 has resulted in a decrease of trade and other debtors of £45 million as at 1 January 2018.

Notes to the Interim Financial Statements

Accounting policies and basis of preparation cont…

IFRS 9 also changes the classification and measurement of financial assets. The category of available-for-sale investments (where fair value changes were deferred in reserves until disposal of the investment) has been replaced with the category of financial assets at Fair Value through Profit and Loss (for most investments) and the category of financial assets at Fair Value through Other Comprehensive Income (for qualifying equity investments). The available-for-sale reserve at 1 January 2018 has been reclassified as appropriate into retained earnings. In addition, certain loans and receivables which do not meet the recognition and measurement tests for amortised cost classification under IFRS 9 have been reclassified as financial assets at Fair Value through Profit and Loss at the same date.

Given the immateriality of the various investment classes and to avoid clutter on the face of the balance sheet, the Group will use the term “investments held at fair value” to refer to all of these financial assets both pre- and post- the adoption of IFRS 9.

For further details on the impact on the Group’s balance sheet of these changes are provided on page 38. The Group has adopted the hedge accounting requirements of IFRS 9 prospectively from 1 January 2018.

In addition, with effect from 1 January 2018, the Group has changed certain estimates of useful economic lives for plant and machinery across the Group, harmonising depreciation rates used by the International Businesses and by RAI from 14 years and 30 years, respectively, to a standard 20-year life. The effect of the change is not material to the Group, and will be slightly less than £60 million (£30 million for the period ended 30 June 2018). RAI recognised an impairment charge of £13 million in compliance with the new estimate.

The preparation of this condensed consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the date of this condensed consolidated financial information. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the condensed consolidated financial information. The key estimates and assumptions were the same as those that applied to the consolidated financial information for the year ended 31 December 2017, apart from updating the assumptions used to determine the carrying value of liabilities for retirement benefit schemes. In the future, actual experience may deviate from these estimates and assumptions, which could affect this condensed consolidated financial information as the original estimates and assumptions are modified, as appropriate, in the period in which the circumstances change.

ADJUSTING ITEMS

Adjusting items are significant items of income or expense in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.

The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share, all of which are before the impact of adjusting items and which are reconciled from revenue, profit from operations and diluted earnings per share.

Notes to the Interim Financial Statements

ANALYSIS OF REVENUE BY SEGMENT

	2018					2017

	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Revised*	Adj Items[1]	Adjusted

Revenue	£m	£m	£m	£m	£m	£m	£m	£m
US	4,525	-	4,525	418	4,943	-	-	-
APME	2,384	-	2,384	236	2,620	2,489	-	2,489
AMSSA	1,951	-	1,951	255	2,206	2,149	-	2,149
ENA	2,776	(103)	2,673	111	2,784	2,780	(69)	2,711
Total Region	11,636	(103)	11,533	1,020	12,553	7,418	(69)	7,349

ADJUSTING ITEMS INCLUDED IN REVENUE

Adjusting items in revenue relate to certain third-party contract manufacturing arrangements. The Group will acquire and sell goods inclusive of excise, acquired from a third party under short-term arrangements, and then passed on to customers. This increases both revenue and cost of sales, with no impact to profit from operations but distorts operating margin. To better reflect the underlying performance of the Group, this uplift from excise in both revenue and cost of sales has been adjusted for, given the temporary nature of the arrangement.

ANALYSIS OF PROFIT FROM OPERATIONS AND DILUTED EARNINGS PER SHARE BY SEGMENT

	2018					2017

	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Revised*	Adj Items[1]	Adjusted

Profit from Operations	£m	£m	£m	£m	£m	£m	£m	£m
US	1,875	214	2,089	206	2,295	-	-	-
APME	920	30	950	83	1,033	1,016	45	1,061
AMSSA	796	33	829	91	920	806	54	860
ENA	847	103	950	18	968	752	168	920
Total Region	4,438	380	4,818	398	5,216	2,574	267	2,841
Net finance costs	(701)	35	(666)	(61)	(727)	(325)	49	(276)
Associates and joint ventures	232	(37)	195	18	213	778	(22)	756
Profit before tax	3,969	378	4,347	355	4,702	3,027	294	3,321
Taxation	(1,193)	75	(1,118)	(90)	(1,208)	(680)	(48)	(728)
Non-controlling interests	(86)	-	(86)	(8)	(94)	(86)	(2)	(88)
Profit attributable to shareholders	2,690	453	3,143	257	3,400	2,261	244	2,505
Diluted number of shares (m)	2,291		2,291		2,291	1,863		1,863
Diluted earnings per share (pence)	117.4		137.2		148.4	121.4		134.4

Notes to the analysis of revenue and profit from operations above:

1.	Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
2.	CC: constant currency – measures are calculated based on a retranslation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.
*

2017 results have been revised for the impact of IFRS 15 (Revenue from Contracts with Customers), effective 1 January 2018 with retrospective application, and for the change to the regions, effective 1 January 2018, as previously announced.

Notes to the Interim Financial Statements

ADJUSTING ITEMS INCLUDED IN PROFIT FROM OPERATIONS

Adjusting items are significant items in the profit from operations that individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. These items are separately disclosed in the segmental analyses.

(a) Restructuring and integration costs

Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise, including the relevant operating costs of implementing the new operating model. These costs represent additional expenses incurred that are not related to the normal business and day-to-day activities. The new operating model includes revised organisation structures, standardised processes and shared back office services underpinned by a global single instance of SAP. These initiatives also include a review of the Group’s manufacturing operations, supply chain, overheads and indirect costs, organisational structure and systems and software used.  The costs of these initiatives, together with the costs of integrating acquired businesses into existing operations, including acquisition costs, are included in profit from operations under the following headings:

	6 months to		Year to
	30.6.18	30.6.17	31.12.17
	£m	£m	£m

Employee benefit costs	36	50	193
Depreciation and impairment costs	27	6	85
Other operating expenses	42	77	330
Other operating income	(6)	-	(8)
Total	99	133	600

The adjusting charge in the six-months ended 30 June 2018 relates to the integration costs associated with the acquisition of RAI and ongoing costs of implementing the revisions to the Group’s operating model. This includes the cost of packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover the downsizing activities in Germany, partially offset by the income from sale of certain assets that have become available as part of the downsizing activities.

Restructuring and integration costs in the six months to 30 June 2017 include advisor fees and costs incurred related to the acquisition of the remaining shares in Reynolds not already owned by the Group, that completed on 25 July 2017. It also includes the implementation of a new operating model and the cost of packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover the downsizing activities in Germany.

(b) Amortisation and impairment of trademarks and similar intangibles

The acquisition of trademarks from RAI, Bulgartabac Holdings and previous business combinations, including TDR, Chic and ST, have resulted in the capitalisation of trademarks and similar intangibles that are amortised over their expected useful lives, which do not exceed 20 years. The charge of £189 million is included in depreciation, amortisation and impairment costs in the profit from operations for the six months to 30 June 2018 (30 June 2017: £134 million).  For the year to 31 December 2017, the charge was £383 million.

Notes to the Interim Financial Statements

Adjusting items included in profit from operations cont…

(c) Fox River

In 2011, a Group subsidiary provided £274 million in respect of claims in relation to environmental clean-up costs of the Fox River. On 30 September 2014, a Group subsidiary, NCR, Appvion and Windward Prospects entered into a Funding Agreement with regard to the costs for the clean-up of Fox River. Based on this Funding Agreement, in the six months to 30 June 2018, £9 million has been paid (30 June 2017: £2 million, 31 December 2017: £25 million).

In January 2017, NCR and Appvion entered into a consent decree with the US Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them. The Consent Decree was approved by the District Court of Wisconsin in August 2017.  The US Government enforcement action against NCR was terminated as a result of that order and contribution claims from the Potentially Responsible Parties (“PRPs”) against NCR were dismissed.  One of the PRPs, P.H. Glatfelter has filed an appeal against the approval of the Consent Decree in the US Court of Appeals.  This hearing will be heard in late 2018. Considering these developments, the provision has been reviewed. No adjustment has been proposed, other than as related to the charge above, with the provision standing at £129 million at 30 June 2018 (30 June 2017: £161 million, 31 December 2017: £138 million).

In July 2016, the High Court ruled in a Group subsidiary’s favour that a dividend of €135 million paid by Windward to Sequana in May 2009 was a transaction made with the intention of putting assets beyond the reach of the Group subsidiary and of negatively impacting its interests. On 10 February 2017, further to a hearing in January 2017 to determine the relief due, the Court found in the Group subsidiary’s favour, ordering that Sequana must pay an amount up to the full value of the dividend plus interest which equates to around US$185 million, related to past and future clean-up costs. The Court granted all parties leave to appeal and Sequana a stay in respect of the above payments. The appeal was heard in June 2018 with a judgment expected by the end of 2018. Due to the uncertain outcome of the case no asset has been recognised in relation to this ruling. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”), exiting the Sauvegarde in June 2017. No payments have been received.

(d) Other

In the six months ended June 2018, the Group incurred £92 million of other adjusting items, including £77 million related to Engle progeny litigation offset by credits related to the Non-Participating Manufacturers settlement, which have been adjusted within “other operating expenses”.

In the year ended 31 December 2017, the release of the fair value acquisition accounting adjustments to finished goods inventories of £465 million has been adjusted within “changes in inventories of finished goods and work in progress”.

Also included in 2017 is the impairment of certain assets (£69 million) related to a third-party distributor (Agrokor) in Croatia, that has been adjusted within “other operating expenses”.

ADJUSTING ITEMS INCLUDED IN NET FINANCING COSTS

In the six months ended 30 June 2018, the Group incurred interest on adjusting tax payables of £35 million, including interest of £12 million (2017: £12 million) in relation to FII GLO, as described on page 41, and a £22 million charge in respect of withholding tax in Russia as explained on page 31.

Notes to the Interim Financial Statements

ADJUSTING ITEMS INCLUDED IN SHARE OF POST-TAX RESULTS OF ASSOCIATES AND JOINT VENTURES

The following is a summary of the adjusting items incurred in respect of the Group’s associates and joint ventures, shown reflecting the Group’s share of post-tax results:

	6 months to		Year to
	30.6.18	30.6.17	31.12.17
	£m	£m	£m

Gain on deemed disposal of RAI as an associate	-	-	23,288
Costs incurred by RAI related to its acquisition by BAT	-	-	(33)
Other adjusting items incurred by RAI pre-acquisition	-	(12)	(60)
Tisak/Agrokor adjustment	-	-	(27)
Reversal of tax claim in ITC	10	-	-
Dilution of interest in ITC	27	34	29
Total	37	22	23,197

The Group’s interest in ITC decreased from 29.71% to 29.66% as a result of ITC issuing ordinary shares under the company’s Employees Share Option Scheme.  The issue of these shares and change in the Group’s share of ITC resulted in a gain of £27 million, which is treated as a deemed partial disposal and included in the income statement. ITC also recognised an adjusting gain related to the release of certain provisions related to a tax claim, the Group’s share of which, net of tax, was £10 million.

The share of post-tax results of associates and joint ventures is after the adjusting items shown above which are excluded from the calculation of adjusted earnings per share as set out on page 36.

ADJUSTING ITEMS INCLUDED IN TAXATION

Adjusting items relate to a:

•	£69 million charge due to changes in the US State tax rates in the period, relating to the revaluation of deferred tax liabilities arising on trademarks recognised on the RAI acquisition in 2017; and
•

£77 million charge related to recent guidelines issued in Russia where higher withholding taxes could apply from 2015 onwards. A provision for the associate tax change and £22 million of interest has been recognised in the period for 2015 through to 2017.

As both of the above items are not reflective of the ongoing business, these have been recognised as adjusting items within tax. This is partially offset by £71 million for the six months to 30 June 2018 (30 June 2017: £48 million, 31 December 2017: £454 million) in respect of the tax on other adjusting items, as described on pages 29 and 30.

Notes to the Interim Financial Statements

CASH FLOW

Net cash generated from operating activities

Net cash generated from operating activities in the IFRS cash flows on page 25 includes the following items:

	6 months to		Year to
	30.6.18	30.6.17	31.12.17
		Revised	Revised
	£m	£m	£m

Profit from operations	4,438	2,574	6,412
Depreciation, amortisation and impairment	437	346	902
(Increase)/decrease in inventories	(582)	539	1,409
Increase in trade and other receivables	(78)	(151)	(732)
Increase in amounts receivable in respect of the Quebec Class Action	-	(130)	(130)
Increase/(decrease) in provision for MSA	719	-	(934)
Decrease in trade and other payables	(189)	(1,312)	(685)
Decrease in net retirement benefit liabilities	(77)	(36)	(131)
Decrease in provisions	(66)	(74)	(78)
Other non-cash items	68	32	86
Cash generated from operating activities	4,670	1,788	6,119
Dividends received from associates	1	465	903
Tax paid	(813)	(547)	(1,675)
Net cash generated from operating activities	3,858	1,706	5,347

Net cash generated from operating activities increased by £2,152 million due to the cash generated from operating activities by RAI in 2018, offsetting the reduction in dividends received from associates as this was predominantly RAI’s dividend to the Group in 2017. The increase in inventory in 2018 was predominantly related to the timing of leaf purchases and inventory movements in Australia, Russia and Bangladesh. The lower decrease in trade and other payables, compared to the six months ended 30 June 2017, was driven by a reduction in excise payable which is impacted by the timing of inventory movements in the supply chain. 2017 was also impacted by the final quarterly payments in relation to the Quebec Class Action.

Expenditure on research and development was approximately £112 million in the six months ended June 2018 (30 June 2017: £77 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

Net cash used in investing activities

Net cash used in investing activities was largely in line with prior year at £285 million (30 June 2017: £297 million) and includes the purchase of treasury instruments in certain markets. 2017 included a number of acquisitions including Winnington Holdings AB in Sweden and certain assets from Must Have Limited in the UK, including the electronic cigarette brand ViP.

Included within investing activities is gross capital expenditure which includes purchases of property, plant and equipment and purchases of intangibles. This includes the investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). In the six months ended June 2018, the Group invested £241 million, an increase of 14.8% on the prior year (30 June 2017: £210 million).

Notes to the Interim Financial Statements

Cash flow cont…

Net cash used in financing activities

Net cash used in financing activities was £4,493 million in the period ended 30 June 2018 (30 June 2017: £1,511 million). This was due to the reductions and repayment of borrowings, partly offset by proceeds from increases in and new borrowings, as the Group:

•	repaid a €0.4 billion bond (in March 2018) and three bonds totalling US$2.5 billion (in June 2018) at maturity;
•	repaid the £0.6 billion, that was drawn under the revolving credit facility, and £1.2 billion of commercial paper that were both outstanding at 31 December 2017; and
•	issued and repaid commercial paper with a net amount of £2.6 billion outstanding at 30 June 2018.

The Group also paid the two quarterly interim dividends in February (43.6p per share) and May (48.8p per share) to shareholders.

LIQUIDITY

The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and the financial risks arising from underlying operations. All these activities are carried out under defined policies, procedures and limits.

The Group has targeted an average centrally managed bond maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 30 June 2018, the average centrally managed debt maturity of bonds was 9.2 years (30 June 2017: 8.5 years; 31 December 2017: 9.2 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 14.0% (30 June 2017: 19.7%; 31 December 2017: 13.2%).

The Group continues to maintain investment-grade credit ratings, with ratings from Moody’s/S&P at Baa2 (stable outlook)/BBB+ (stable outlook) respectively. The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to successfully access the debt capital markets. All contractual borrowing covenants have been met and none are expected to inhibit the Group’s operations or funding plans.

It is Group policy that short-term sources of funds (including drawing under both the US$4 billion and £3 billion euro commercial paper programmes) are backed by undrawn committed lines of credit and cash.

In July 2018, the Group exercised a one-year extension option for the £3 billion 364-day revolving credit facility, extending the final maturity to 2019. The Group also has access to a £3 billion revolving credit facility with a maturity date in 2021. These facilities were undrawn at 30 June 2018.

BORROWINGS

The maturity profile of borrowings, which were higher due to the acquisition of RAI, is as follows:

	6 months to		Year to
	30.6.18	30.6.17	31.12.17
	£m	£m	£m
Due within one year:	5,287	5,822	5,423
Due beyond one year:	43,225	15,085	44,027
Total borrowings	48,512	20,907	49,450

Notes to the Interim Financial Statements

FAIR VALUE MEASUREMENTS AND VALUATION PROCESSES

The Group held certain financial instruments at fair value at 30 June 2018. The definitions and valuation techniques employed for these as at 30 June 2018 are consistent with those used at 31 December 2017 and disclosed in Note 23 on pages 161 to 164 of the 2017 Annual Report and Form 20-F:

-	Level 1 financial instruments are traded in an active market and fair value is based on quoted prices at the period end.
-

Level 2 financial instruments are not traded in an active market, but the fair values are based on quoted market prices, broker/dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Group’s level 2 financial instruments include OTC derivatives.

-

The fair values of level 3 financial instruments have been determined using a valuation technique where at least one input (which could have a significant effect on the instrument's valuation) is not based on observable market data. The Group’s level 3 financial instruments primarily consist of interest free loans and an equity investment in an unquoted entity which is valued using the discounted cash flows of estimated future dividends.

While the carrying values of assets and liabilities at fair value have changed since 31 December 2017, the Group does not consider the movements in value to be significant, and the categorisation of these assets and liabilities in accordance with the disclosure requirements of IFRS 7 has not materially changed. In accordance with the adoption of IFRS 9, as shown on page 38, the Group has reclassified £146 million from trade and other receivables to investments held at fair value. The values of level 1 assets and level 3 assets are not material to the Group and were £88 million and £150 million respectively at 30 June 2018 (30 June 2017: £26 million and £44 million respectively and 31 December 2017: £91 million and £16 million respectively).

Level 2 assets and liabilities are shown below.

	30.6.2018	30.6.2017	31.12.2017
	Level 2 £m	Level 2 £m	Level 2 £m
Assets at fair value
Derivatives relating to
– interest rate swaps	141	209	166
– cross-currency swaps	436	528	450
– forward foreign currency contracts	155	151	202
Assets at fair value	732	888	818
Liabilities at fair value
Derivatives relating to
– interest rate swaps	82	212	91
– cross-currency swaps	16	132	-
– forward foreign currency contracts	198	209	143
Liabilities at fair value	296	553	234

Borrowings are carried at amortised cost. The fair value of borrowings is estimated to be £47,527 million (30 June 2017: £21,718 million and 31 December 2017: £50,449 million). The value of other assets/liabilities held at amortised cost are not materially different from their fair values.

Notes to the Interim Financial Statements

RELATED PARTY DISCLOSURES

There were no material changes in related parties or related party transactions. The Group’s related party transactions and relationships for 2017 were disclosed on page 170 of the Annual Report and Form 20-F for the year ended 31 December 2017.

EARNINGS PER SHARE

Basic earnings per share were 3.4% lower at 117.7p (2017: 121.8p) as the increase in the Group’s operating performance was more than offset by the translational foreign exchange headwind, increased financing charges and withholding tax charge in Russia. Adjusted diluted earnings per share grew by  2.1% to 137.2p (2017: 134.4p) as the Group’s improved operating performance before adjusting items was partially offset by the higher interest charges, reduced profit from associates and joint ventures and the transactional foreign exchange headwind.

	6 months to		Year to
	30.6.18	30.6.17	31.12.17
		Revised	Revised
	pence	pence	pence
Earnings per share
- basic	117.7	121.8	1,833.9
- diluted	117.4	121.4	1,827.6
Adjusted earnings per share
- basic	137.5	134.9	283.1
- diluted	137.2	134.4	282.1
Headline earnings per share
- basic	117.2	126.4	699.8
- diluted	116.7	126.0	697.3

Basic earnings per share are based on the profit for the year attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period (excluding treasury shares). For the calculation of the diluted earnings per share, the weighted average number of shares reflects the potential dilutive effect of employee share schemes.

Notes to the Interim Financial Statements

Earnings Per Share cont…

Adjusted diluted earnings per share are calculated by taking the following adjustments into account (see pages 29 to 31):

	6 months to		Year to
	30.6.18	30.6.17	31.12.17
		Revised	Revised
	pence	pence	pence

Diluted earnings per share	117.4	121.4	1,827.6
Effect of restructuring and integration costs	3.9	5.1	22.8
Effect of amortisation of trademarks and similar intangibles	6.6	6.4	14.3
Effect of other adjusting items	6.5	-	17.1
Effect of associates’ adjusting items	(1.7)	(1.2)	(1,131.0)
Effect of adjusting items in net finance costs	1.5	2.7	7.5
Effect of adjusting items in respect of deferred taxation	3.0	-	(476.2)
Adjusted diluted earnings per share	137.2	134.4	282.1

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements.  It is calculated in accordance with Circular 4/2018 ‘Headline Earnings’ as issued by the South African Institute of Chartered Accountants.

Diluted headline earnings per share are calculated by taking the following adjustments into account:

	6 months to		Year to
	30.6.18	30.6.17	31.12.17
		Revised	Revised
	pence	pence	pence

Diluted earnings per share	117.4	121.4	1,827.6
Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets	1.1	3.2	6.9
Effect of gains on disposal of property, plant and equipment and held-for-sale assets	(0.2)	(0.4)	(1.7)
Effect of share of associates’ gain on disposal of asset held-for-sale, and effect of issue of shares and change in shareholding in associate	(1.2)	1.8	(1.4)
Gain on deemed disposal of an associate (RAI)	-	-	(1,135.4)
Other	(0.4)	-	1.3
Diluted headline earnings per share	116.7	126.0	697.3

Notes to the Interim Financial Statements

Earnings Per Share cont…

The following is a reconciliation of earnings to headline earnings, in accordance with the JSE Listing Requirements:

	6 months to		Year to
	30.6.18	30.6.17	31.12.17
		Revised	Revised
	£m	£m	£m

Earnings	2,690	2,261	37,485
Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets	29	59	144
Effect of gains on disposal of property, plant and equipment and held-for-sale assets	(5)	(8)	(35)
Effect of share of associates’ gain on disposal of asset held-for-sale, and effect of issue of shares and change in shareholding in associate	(27)	34	(29)
Gain on deemed disposal of an associate (RAI)	-	-	(23,288)
Other	(10)	-	27
Headline earnings	2,677	2,346	14,304

The earnings per share are based on:

	30.6.18		30.6.17		31.12.17
	Earnings	Shares	Earnings	Shares	Earnings	Shares
			Revised		Revised
	£m	m	£m	m	£m	m
Earnings per share
- basic	2,690	2,285	2,261	1,858	37,485	2,044
- diluted	2,690	2,291	2,261	1,863	37,485	2,051
Adjusted earnings per share
- basic	3,143	2,285	2,505	1,858	5,786	2,044
- diluted	3,143	2,291	2,505	1,863	5,786	2,051
Headline earnings per share
- basic	2,677	2,285	2,346	1,858	14,304	2,044
- diluted	2,677	2,291	2,346	1,863	14,304	2,051

Notes to the Interim Financial Statements

IMPLEMENTATION OF IFRS 15 and IFRS 9

	31 December 2017			Impact of IFRS 9		01 Jan 2018
	Reported	Adoption of IFRS 15	Revised	Financial assets reclass	Expected loss impairment	Revised for IFRS 9
	£m	£m	£m	£m	£m	£m
Assets
Non-current assets
Deferred tax assets	317	16	333	-	7	340
Trade and other receivables	756	-	756	(2)	-	754
Investments held at fair value	42	-	42	2	-	44
Other	125,957	-	125,957	-	-	125,957
Total non-current assets	127,072	16	127,088	-	7	127,095

Current assets
Trade and other receivables	4,053	-	4,053	(144)	(45)	3,864
Investments held at fair value	65	-	65	144	-	209
Other	9,848	-	9,848	-	-	9,848
Total current assets	13,966	-	13,966	-	(45)	13,921
Total assets	141,038	16	141,054	-	(38)	141,016

Equity
Capital and reserves
Share capital	614	-	614	-	-	614
Share premium, capital redemption and merger reserves	26,602	-	26,602	-	-	26,602
Other reserves	(3,395)	3	(3,392)	(9)	-	(3,401)
Retained earnings	36,983	(48)	36,935	9	(38)	36,906
Owners of the parent	60,804	(45)	60,759	-	(38)	60,721
Non-controlling interests	222	-	222	-	-	222
Total equity	61,026	(45)	60,981	-	(38)	60,943

Liabilities
Non-current liabilities
Other	64,468	-	64,468	-	-	64,468
Total non-current liabilities	64,468	-	64,468	-	-	64,468

Current liabilities
Trade and other payables	8,847	61	8,908	-	-	8,908
Other	6,697	-	6,697	-	-	6,697
Total current liabilities	15,544	61	15,605	-	-	15,605
Total equity and liabilities	141,038	16	141,054	-	(38)	141,016

Notes to the Interim Financial Statements

CONTINGENT LIABILITIES AND FINANCIAL COMMITMENTS

The Group has contingent liabilities in respect of litigation, taxes and guarantees in various countries, as described in Note 28 to the 2017 Annual Report and Accounts and Form 20-F, pages 172 to 188. The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards. Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify.

In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgement. There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made. While the amounts that may be payable or receivable could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.

Taxes

The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, among others, excise tax, value-added taxes, sales taxes, corporate taxes, withholding taxes and payroll taxes. The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense.

There are disputes that may proceed to litigation in a number of countries including Brazil, South Africa and the Netherlands. In the Netherlands, the Dutch tax authority has issued further assessments related to a number of intra-group transactions and reorganisations. The assessments issued to date primarily covers the years between 2008 to 2014 in the sum of €978 million (£865 million) including tax, interest and penalties. The Group has appealed against the assessments in full.

In Bangladesh, on 25 July 2018, the Appellate Division of the Supreme Court in Bangladesh reversed the decision of the High Court against BAT Bangladesh in respect of the retrospective demands for VAT and Supplementary Duty amounting to approximately £170 million. The Attorney General has 30 days from receipt of the certified Court Order in which to seek a review of this decision.

The Group is also appealing the ruling in respect of sales taxes and penalties in South Korea.

Group litigation

Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of the cases, the amounts of compensatory and punitive damages sought are significant.

While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgment is entered against any of the Group’s companies in any case, an appeal will be made. Such appeals could require the appellants to post appeal bonds or substitute security in amounts that could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in a particular period could be materially affected by this and by the final outcome of any particular litigation.

Notes to the Interim Financial Statements
Contingent liabilities and financial commitments cont…

In Canada, following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers, ten actions for recovery of healthcare costs arising from the treatment of smoking and health-related diseases have been brought and are proceeding in ten provinces. Damages sought have not yet been quantified by all ten provinces; however, in respect of five provinces, the damages quantified in each of the provinces range between CAD$10 billion and CAD$118 billion. Legislation in two of the three territories has received the Royal Assent but is not yet in force. On 15 June 2018, the province of Ontario delivered an expert report quantifying its damages in the range of CAD$280 billion and CAD$630 billion in 2016/2017 dollars for the period 1954 – 2060. The province is seeking to amend its Statement of Claim to claim damages of CAD$330 billion from CAD$50 billion.

In respect of the two class actions against the Group’s subsidiary Imperial Tobacco Canada (“ITCAN”) in Quebec, in 2015 the Quebec Court of Appeal upheld the Order for Security, of which ITCAN’s share is CAD$758 million, which has been paid in full to the Court escrow account as required by the judgment. ITCAN continues to retain strong legal grounds to appeal the original judgment.  No charge against profit has been made with regards to the deposit, as ITCAN continues to assess that the deposits are fully recoverable upon a successful appeal of the original judgment.

As at 30 June 2018 the Group’s subsidiary, R. J. Reynolds Tobacco Company (“RJRT”), had been served in 2,427 pending Engle progeny cases filed on behalf of approximately 3,072 individual plaintiffs. Many of these are in active discovery or nearing trial. Since 1 January 2016 through to 30 June 2018, RJRT or Lorillard Tobacco Company has paid judgments in 20 Engle progeny cases and have cumulatively paid US$116.6 million in compensatory or punitive damages and US$56.9 million for attorneys’ fees and statutory interest, for a total of US$173.5 million in these cases. In addition, since 1 January 2016 through to 30 June 2018, outstanding jury verdicts in favour of the Engle progeny plaintiffs had been entered against RJRT or Lorillard Tobacco Company for US$137.2 million in compensatory damages (as adjusted) and US$176.3 million in punitive damages. A significant majority of these verdicts are in various stages in the appellate process and have been bonded as required by Florida law under the US$200 million bond cap passed by the Florida legislature in 2009. Although the Group cannot currently predict when or how much it may be required to bond and pay, RJRT will likely be required to bond and pay additional judgments as the litigation proceeds.

Criminal investigations

As previously reported by the Group, it has been investigating, through external legal advisors, allegations of misconduct and has been liaising with the UK’s Serious Fraud Office (SFO) and other relevant authorities. It was announced in August 2017 that the SFO had opened an investigation in relation to the Company, its subsidiaries and associated persons. The Group is cooperating with the SFO’s investigation. The outcomes of these matters will be decided by the relevant authorities or, if necessary, the courts. It is too early to predict the outcomes, but these could include the prosecution of individuals and/or of a Group company or companies. Accordingly, the potential for fines, penalties or other consequences cannot currently be assessed. As the investigation is ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

Summary
Having regard to all these matters, with the exception of Fox River, the Group does not consider it appropriate to make any provision or charge in respect of any pending litigation. The Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change, then there could be a material impact on the financial statements of the Group. Full details of the litigation against Group companies and tax disputes as at 31 December 2018 will be included in the Annual Report and Form 20-F for the year ended 31 December 2018. Whilst there has been some movement on new and existing cases against Group companies, there have been, except as otherwise stated, no material developments to date in 2018 that would impact on the financial position of the Group.

Notes to the Interim Financial Statements

FRANKED INVESTMENT INCOME GROUP LITIGATION ORDER

The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (“HMRC”) in the FII GLO. There are 25 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK. Full details are provided in the 2017 Annual Report and Accounts and Form 20-F, note 6(b), page 127. The Supreme Court judgment in the CFC & Dividend Group Litigation Order, of which Prudential is the test case, was delivered on 25 July 2018. It is possible that certain matters arising in the Prudential judgment, which are common to both Group Litigation Orders, will have an impact on the Group’s FII claim.

Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the Income Statement in the current or prior period in respect of the receipt which, net of the deduction by HMRC, is held as deferred income.  Any future recognition as income will be treated as an adjusting item, due to the size of the order, with interest of £12 million for the six months to 30 June 2018 (30 June 2017: £12 million, 31 December 2017: £25 million) accruing on the balance, which was also treated as an adjusting item.

Notes to the Interim Financial Statements

CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

The following consolidating financial information is required by the rules of the Securities and Exchange Commission and is provided in anticipation of the exchange offer required by the registration rights agreement entered into in connection with the bond offering related to the acquisition of RAI.

Note: In respect of the United States region, all financial statements and financial information provided by or with respect to the US business or RAI (and/or the RAI Group) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the RAI Group). Solely, for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to International Financial Reporting Standards as issued by the IASB and adopted by the European Union (IFRS). To the extent any such financial information provided in these financial statements relate to the US business or RAI (and/or the RAI Group), it is provided as an explanation of the US business’ or RAI’s (and/or the RAI Group’s) primary US GAAP based financial statements and information.

	Condensed Consolidated Income Statement

Period ended 30 June 2018

	BAT p.l.c.	BATCAP	BATIF, BATNF, BATHTN and RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m

Revenue	—	—	—	11,636	—	11,636

Raw materials and consumables used	—	—	—	(2,355)	—	(2,355)

Changes in inventories of finished goods and work in progress	—	—	—	76	—	76

Employee benefit costs	(5)	—	(3)	(1,406)	5	(1,409)

Depreciation, amortisation and impairment costs	—	—	—	(437)	—	(437)

Other operating income	—	—	11	21	—	32

Other operating expenses	(11)	(1)	(6)	(3,098)	11	(3,105)

(Loss)/Profit from operations	(16)	(1)	2	4,437	16	4,438

Net finance income/(costs)	36	223	(163)	(243)	(554)	(701)

Share of post-tax results of associates and joint ventures	—	—	—	232	—	232

Profit before taxation	20	222	(161)	4,426	(538)	3,969

Taxation on ordinary activities	—	(76)	44	(1,161)	—	(1,193)

Equity income from subsidiaries	2,776	—	1,625	—	(4,401)	—

Profit for the period	2,796	146	1,508	3,265	(4,939)	2,776

Attributable to:

Owners of the parent	2,796	146	1,508	3,179	(4,939)	2,690

Non-controlling interests	—	—	—	86	—	86

	2,796	146	1,508	3,265	(4,939)	2,776

	Condensed Consolidated Income Statement

Period ended 30 June 2017 (Revised)

	BAT p.l.c.	BATCAP	BATIF, BATNF, BATHTN and RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m

Revenue	—	—	—	7,418	—	7,418

Raw materials and consumables used	—	—	—	(1,881)	—	(1,881)

Changes in inventories of finished goods and work in progress	—	—	—	(59)	—	(59)

Employee benefit costs	(8)	—	(2)	(1,142)	8	(1,144)

Depreciation, amortisation and impairment costs	—	—	—	(346)	—	(346)

Other operating income	—	—	—	55	—	55

Other operating expenses	(3)	—	—	(1,469)	3	(1,469)

(Loss)/Profit from operations	(11)	—	(2)	2,576	11	2,574

Net finance (costs)/income	(31)	(22)	(74)	(96)	(102)	(325)

Share of post-tax results of associates and joint ventures	—	—	—	778	—	778

Profit before taxation	(42)	(22)	(76)	3,258	(91)	3,027

Taxation on ordinary activities	—	8	3	(691)	—	(680)

Equity income from subsidiaries	2,347	—	—	—	(2,347)	—

Profit for the period	2,305	(14)	(73)	2,567	(2,438)	2,347

Attributable to:

Owners of the parent	2,305	(14)	(73)	2,481	(2,438)	2,261

Non-controlling interests	—	—	—	86	—	86

	2,305	(14)	(73)	2,567	(2,438)	2,347

Notes to the Interim Financial Statements

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME

	Condensed Consolidated Statement of Comprehensive Income

Period ended 30 June 2018

	BAT p.l.c.	BATCAP	BATIF, BATNF, BATHTN and RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m

Profit for the period	2,796	146	1,508	3,265	(4,939)	2,776

Other comprehensive income/(expense)

Items that may be reclassified subsequently to profit or loss:	—	19	10	949	—	978

Differences on exchange	—	—	—	1,288	—	1,288

Cash flow hedges	—	19	10	(14)	—	15

Investments held at fair value	—	—	—	12	—	12

Net investment hedges	—	—	—	(328)	—	(328)

Tax on items that may be reclassified	—	—	—	(9)	—	(9)

Items that will not be reclassified subsequently to profit or loss:	—	—	—	287	—	287

Retirement benefit schemes	—	—	—	343	—	343
Tax on items that will not be reclassified	—	—	—	(56)	—	(56)

Total other comprehensive income for the period, net of tax	—	19	10	1,236	—	1,265

Share of subsidiaries OCI (other reserves)	287	—	—	—	(287)	—

Share of subsidiaries OCI (retained earnings)	978	—	—	—	(978)	—

Total comprehensive income/(expense) for the period, net of tax	4,061	165	1,518	4,501	(6,204)	4,041

Attributable to:

Owners of the parent	4,061	165	1,518	4,412	(6,204)	3,952

Non-controlling interests	—	—	—	89	—	89

	4,061	165	1,518	4,501	(6,204)	4,041

	Condensed Consolidated Statement of Comprehensive Income

Period ended 30 June 2017 (Revised)

	BAT p.l.c.	BATCAP	BATIF, BATNF, BATHTN and RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m

Profit for the period	2,305	(14)	(73)	2,567	(2,438)	2,347

Other comprehensive income/(expense)

Items that may be reclassified subsequently to profit or loss:	—	—	108	(644)	—	(536)

Differences on exchange	—	—	—	(609)	—	(609)

Cash flow hedges	—	—	(63)	(103)	—	(166)

Investments held at fair value	—	—	—	5	—	5

Net investment hedges	—	—	171	10	—	181

Tax on items that may be reclassified	—	—	—	53	—	53

Items that will not be reclassified subsequently to profit or loss:	—	—	—	115	—	115

Retirement benefit schemes	—	—	—	154	—	154

Tax on items that will not be reclassified	—	—	—	(39)	—	(39)

Total other comprehensive income/(expense) for the period, net of tax	—	—	108	(529)	—	(421)

Share of subsidiaries OCI (other reserves)	115	—	—	—	(115)	—

Share of subsidiaries OCI (retained earnings)	(536)	—	—	—	536	—

Total comprehensive income/(expense) for the period, net of tax	1,884	(14)	35	2,038	(2,017)	1,926

Attributable to:

Owners of the parent	1,884	(14)	35	1,965	(2,017)	1,853

Non-controlling interests	—	—	—	73	—	73

	1,884	(14)	35	2,038	(2,017)	1,926

Notes to the Interim Financial Statements

CONDENSED CONSOLIDATING BALANCE SHEET

	Condensed Consolidated Balance Sheet

As at 30 June 2018

	BAT p.l.c.	BATCAP	BATIF, BATNF, BATHTN and RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m

Assets

Intangible assets	—	—	—	120,006	—	120,006

Property, plant and equipment	—	—	1	4,848	—	4,849

Investments in subsidiaries	31,511	—	35,190	—	(66,701)	—

Investments in associates and joint ventures	—	—	—	1,775	—	1,775

Retirement benefit assets	—	—	27	1,173	—	1,200

Deferred tax assets	—	43	—	380	—	423

Trade and other receivables	—	15,152	21,896	(37,194)	868	722

Investments held at fair value	—	—	—	50	—	50

Derivative financial instruments	—	34	564	(16)	(43)	539

Total non-current assets	31,511	15,229	57,678	91,022	(65,876)	129,564

Inventories	—	—	—	6,339	—	6,339

Income tax receivable	—	—	527	(478)	—	49

Trade and other receivables	5,129	808	21,849	(15,474)	(8,273)	4,039

Investments held at fair value	—	—	—	188	—	188

Derivative financial instruments	—	5	345	(147)	(10)	193

Cash and cash equivalents	5	—	182	1,943	(5)	2,125

	5,134	813	22,903	(7,629)	(8,288)	12,933

Assets classified as held-for-sale	—	—	—	4	—	4

Total current assets	5,134	813	22,903	(7,625)	(8,288)	12,937

Total assets	36,645	16,042	80,581	83,397	(74,164)	142,501

Equity - Capital and reserves

Share capital	614	—	14,163	614	(14,777)	614

Share premium, capital redemption and merger reserves	22,853	258	3,401	34,927	(34,834)	26,605

Other reserves	376	(105)	(820)	(2,426)	549	(2,426)

Retained earnings	8,008	94	9,520	37,608	(17,622)	37,608

Owners of the parent	31,851	247	26,264	70,723	(66,684)	62,401

Non-controlling interests	—	—	—	218	—	218

Total equity	31,851	247	26,264	70,941	(66,684)	62,619

Liabilities

Borrowings	1,571	15,095	27,051	(1,437)	945	43,225

Retirement benefit liabilities	—	—	42	1,447	—	1,489

Deferred tax liabilities	—	—	26	17,586	—	17,612

Provisions	1	—	—	347	(1)	347

Trade and other payables	8	—	99	960	(8)	1,059

Derivative financial instruments	—	9	140	(6)	(43)	100

Total non-current liabilities	1,580	15,104	27,358	18,897	893	63,832

Borrowings	2,060	584	23,536	(12,596)	(8,297)	5,287

Income tax payable	—	79	—	660	—	739

Provisions	—	—	—	330	—	330

Trade and other payables	1,154	24	3,144	5,243	(67)	9,498

Derivative financial instruments	—	4	279	(78)	(9)	196

Total current liabilities	3,214	691	26,959	(6,441)	(8,373)	16,050

Total equity and liabilities	36,645	16,042	80,581	83,397	(74,164)	142,501

Notes to the Interim Financial Statements

CONDENSED CONSOLIDATING BALANCE SHEET cont…

	Condensed Consolidated Balance Sheet

As at 30 June 2017 (Revised)

	BAT p.l.c.	BATCAP	BATIF, BATNF, BATHTN and RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m

Assets

Intangible assets	—	—	—	12,177	—	12,177

Property, plant and equipment	—	—	—	3,636	—	3,636

Investments in subsidiaries	6,172	—	4,365	—	(10,537)	—

Investments in associates and joint ventures	—	—	—	9,438	—	9,438

Retirement benefit assets	—	—	69	546	—	615

Deferred tax assets	—	45	—	423	—	468

Trade and other receivables	—	—	8,989	(11,229)	2,998	758

Investments held at fair value	—	—	—	44	—	44

Derivative financial instruments	—	—	489	87	—	576

Total non-current assets	6,172	45	13,912	15,122	(7,539)	27,712

Inventories	—	—	—	5,177	—	5,177

Income tax receivable	—	—	—	71	—	71

Trade and other receivables	4,860	13	30,339	(22,331)	(9,048)	3,833

Investments held at fair value	—	—	—	26	—	26

Derivative financial instruments	—	—	435	1	(124)	312

Cash and cash equivalents	5	—	130	1,889	(5)	2,019

	4,865	13	30,904	(15,167)	(9,177)	11,438

Assets classified as held-for-sale	—	—	—	36	—	36

Total current assets	4,865	13	30,904	(15,131)	(9,177)	11,474

Total assets	11,037	58	44,816	(9)	(16,716)	39,186

Equity - Capital and reserves

Share capital	507	—	322	507	(829)	507

Share premium, capital redemption and merger reserves	182	6	3,401	1,595	(1,251)	3,933

Other reserves	204	(78)	(677)	(111)	551	(111)

Retained earnings	6,478	(15)	2,551	3,388	(9,014)	3,388

Owners of the parent	7,371	(87)	5,597	5,379	(10,543)	7,717

Non-controlling interests	—	—	—	192	—	192

Total equity	7,371	(87)	5,597	5,571	(10,543)	7,909

Liabilities

Borrowings	1,571	17	14,984	(2,439)	952	15,085

Retirement benefit liabilities	—	—	—	827	—	827

Deferred tax liabilities	—	—	17	642	—	659

Provisions	—	—	—	395	—	395

Trade and other payables	8	—	4	1,032	(8)	1,036

Derivative financial instruments	—	—	95	(16)	—	79

Total non-current liabilities	1,579	17	15,100	441	944	18,081

Borrowings	2,058	—	23,675	(12,926)	(6,985)	5,822

Income tax payable	—	—	—	622	—	622

Provisions	—	—	1	329	—	330

Trade and other payables	29	4	15	5,908	(8)	5,948

Derivative financial instruments	—	124	428	46	(124)	474

Total current liabilities	2,087	128	24,119	(6,021)	(7,117)	13,196

Total equity and liabilities	11,037	58	44,816	(9)	(16,716)	39,186

Notes to the Interim Financial Statements

CONDENSED CONSOLIDATING BALANCE SHEET cont…

	Condensed Consolidated Balance Sheet

As at 31 December 2017 (Revised)

	BAT p.l.c.	BATCAP	BATIF, BATNF, BATHTN and RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m

Assets

Intangible assets	—	—	—	117,785	—	117,785

Property, plant and equipment	—	—	2	4,880	—	4,882

Investments in subsidiaries	58,255	—	33,570	—	(91,825)	—

Investments in associates and joint ventures	—	—	—	1,577	—	1,577

Retirement benefit assets	—	—	52	1,071	—	1,123

Deferred tax assets	—	49	16	268	—	333

Trade and other receivables	—	14,787	13,193	(27,699)	475	756

Investments held at fair value	—	—	—	42	—	42

Derivative financial instruments	—	68	594	(4)	(68)	590

Total non-current assets	58,255	14,904	47,427	97,920	(91,418)	127,088

Inventories	—	—	—	5,864	—	5,864

Income tax receivable	—	—	339	121	—	460

Trade and other receivables	7,365	56	31,382	(25,490)	(9,260)	4,053

Investments held at fair value	—	—	—	65	—	65

Derivative financial instruments	—	—	339	(111)	—	228

Cash and cash equivalents	5	122	752	2,417	(5)	3,291

	7,370	178	32,812	(17,134)	(9,265)	13,961

Assets classified as held-for-sale	—	—	—	5	—	5

Total current assets	7,370	178	32,812	(17,129)	(9,265)	13,966

Total assets	65,625	15,082	80,239	80,791	(100,683)	141,054

Equity - Capital and reserves

Share capital	614	—	13,831	614	(14,445)	614

Share premium, capital redemption and merger reserves	22,850	258	3,401	32,005	(31,912)	26,602

Other reserves	770	(129)	(809)	(3,392)	168	(3,392)

Retained earnings	36,635	(52)	8,941	36,935	(45,524)	36,935

Owners of the parent	60,869	77	25,364	66,162	(91,713)	60,759

Non-controlling interests	—	—	—	222	—	222

Total equity	60,869	77	25,364	66,384	(91,713)	60,981

Liabilities

Borrowings	1,571	14,783	28,085	(1,364)	952	44,027

Retirement benefit liabilities	—	—	42	1,779	—	1,821

Deferred tax liabilities	—	—	51	17,078	—	17,129

Provisions	—	—	—	354	—	354

Trade and other payables	8	—	106	952	(8)	1,058

Derivative financial instruments	—	—	158	(11)	(68)	79

Total non-current liabilities	1,579	14,783	28,442	18,788	876	64,468

Borrowings	2,058	160	24,300	(11,408)	(9,687)	5,423

Income tax payable	—	2	7	711	—	720

Provisions	—	—	1	398	—	399

Trade and other payables	1,119	54	1,839	6,049	(153)	8,908

Derivative financial instruments	—	6	286	(131)	(6)	155

Total current liabilities	3,177	222	26,433	(4,381)	(9,846)	15,605

Total equity and liabilities	65,625	15,082	80,239	80,791	(100,683)	141,054

Notes to the Interim Financial Statements

CONDENSED CONSOLIDATING CASH FLOW STATEMENT

	Condensed Consolidated Cash Flow Statement

Period ended 30 June 2018

	BAT p.l.c.	BATCAP	BATIF, BATNF, BATHTN and RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m

Net cash (used in)/generated from operating activities	(47)	(221)	299	3,781	46	3,858

Net cash (used in)/generated from investing activities	103	572	1,430	(2,253)	(137)	(285)

Net cash (used in)/generated from financing activities	(56)	(471)	(2,276)	(1,909)	219	(4,493)

Net cash flows (used in)/generated from operating, investing and financing activities	—	(120)	(547)	(381)	128	(920)

Differences on exchange	—	(2)	22	(168)	—	(148)

(Decrease)/increase in net cash and cash equivalents in the period	—	(122)	(525)	(549)	128	(1,068)

Net cash and cash equivalents at 1 January*	5	122	559	2,141	(5)	2,822

Net cash and cash equivalents at 30 June	5	—	34	1,592	123	1,754

	Condensed Consolidated Cash Flow Statement

Period ended 30 June 2017 (Revised)

	BAT p.l.c.	BATCAP	BATIF, BATNF, BATHTN and RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m

Net cash (used in)/generated from operating activities	(22)	6	75	1,625	22	1,706

Net cash (used in)/generated from investing activities	—	—	170	(437)	(30)	(297)

Net cash (used in)/generated from financing activities	22	(6)	(380)	(1,229)	82	(1,511)

Net cash flows (used in)/generated from operating, investing and financing activities	—	—	(135)	(41)	74	(102)

Differences on exchange	—	—	15	(154)	—	(139)

(Decrease)/increase in net cash and cash equivalents in the period	—	—	(120)	(195)	74	(241)

Net cash and cash equivalents at 1 January*	5	—	(56)	1,707	(5)	1,651

Net cash and cash equivalents at 30 June	5	—	(176)	1,512	69	1,410

* The opening balance of net cash and cash equivalents represents external cash held by the parent guarantor, issuer, subsidiary guarantors and non-guarantor subsidiaries.

Other Information

DIVIDENDS

Declaration

On 22 February 2018, the Company announced that the Board had declared an interim dividend of 195.2p per ordinary share of 25p, payable in four equal quarterly instalments of 48.8p per ordinary share in May 2018, August 2018, November 2018 and February 2019.

The May 2018 dividend was paid to shareholders on the UK main register and South Africa branch register on 9 May 2018 and to holders of American Depositary Shares (ADSs) on 14 May 2018. The three remaining quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to holders of ADSs, each on the applicable record dates set out under the heading ‘Key Dates’ below.

South Africa Branch Register

In accordance with the JSE Limited (JSE) Listing Requirements, the finalisation information relating to shareholders registered on the South Africa branch register (comprising the amount of the dividend in South African rand, the exchange rate and the associated conversion date) will be published on the dates stated below, together with South Africa dividends tax information.

The quarterly dividends are regarded as ‘foreign dividends’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the quarterly dividends is the United Kingdom.

Holders of ADSs

For holders of ADSs listed on the New York Stock Exchange (NYSE), the record dates and payment dates are also set out below. The equivalent quarterly dividends receivable by holders of ADSs in US dollars will be calculated based on the exchange rate on the applicable payment date. A fee of US$0.005 per ADS will be charged by Citibank, N.A. in its capacity as depositary bank for the British American Tobacco American Depositary Receipts (ADRs) programme in respect of each quarterly dividend payment.

General dividend information

The Group recognises interim dividends in the period that they are confirmed by the Directors. Therefore, the results, for the six-months ended 30 June 2018 reflect the first two quarterly dividends, of 48.8p per ordinary share as these were confirmed in March and June respectively.

	For the six months ended June 2018
	Pence per share	US$ per ADS

Quarterly payment 1 - paid in May 2018	48.8	0.661142
Quarterly payment 2 - to be paid in August 2018	48.8	*
	97.6	-

* On 22 February 2018, a preliminary dividend announcement was made to the NYSE and other market participants with an amount of US$0.679198 per ADS using the exchange rate on that date. The final ADS amount will be announced on 8 August 2018, using the rate of exchange on that date.

Key Dates

In compliance with the requirements of the London Stock Exchange (LSE), the NYSE and Strate, the electronic settlement and custody system used by the JSE, the following salient dates for the remaining quarterly dividend payments are applicable. All dates are 2018, unless otherwise stated.

Other Information

Dividends cont…

Event	Payment No.2	Payment No.3	Payment No.4
Preliminary Announcement (included declaration data required for JSE purposes)	22 February 2018
Publication of finalisation information (JSE)	19 June*	25 September	13 December
No removal requests permitted between the UK main register and the South Africa branch register	19 June to 29 June (inclusive)	25 September to 5 October (inclusive)	13 December to 28 December (inclusive)
Last Day to Trade (LDT) cum dividend (JSE)	26 June	2 October	21 December
Shares commence trading ex-dividend (JSE)	27 June	3 October	24 December
No transfers permitted between the UK main register and the South Africa branch register	27 June to 29 June (inclusive)	3 October to 5 October (inclusive)	24 December to 28 December (inclusive)
No shares may be dematerialised or rematerialised on the South Africa branch register	27 June to 29 June (inclusive)	3 October to 5 October (inclusive)	24 December to 28 December (inclusive)
Shares commence trading ex-dividend (LSE and NYSE)	28 June	4 October	27 December
Record date (JSE, LSE and NYSE)	29 June	5 October	28 December
Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE)	18 July	25 October	17 January 2019
Payment date (LSE and JSE)	8 August	15 November	7 February 2019
ADS payment date (NYSE)	13 August	20 November	12 February 2019

*JSE finalisation information published on 19 June 2018 can be found on the British American Tobacco website www.bat.com.

Other Information

NON-GAAP MEASURES

To supplement the presentation of the Group’s results of operations and financial condition in accordance with IFRS, the Group also presents several non-GAAP measures used by management to monitor the Group’s performance. The Group’s management regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments. Please refer to the 2017 Annual Report on Form 20-F for a full description of each measure, pages 218 to 222.

The principal non-GAAP measures which the Group uses are adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share which are before the impact of adjusting items and are reconciled from revenue, profit from operations and diluted earnings per share. Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The adjusting items are used to calculate the non-GAAP measures of adjusted revenue, adjusted profit from operations, adjusted operating margin, adjusted net finance costs, adjusted taxation, adjusted share of post-tax results of associates and joint ventures, underlying tax rate and adjusted diluted earnings per share. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The Group also includes measures of volume, revenue and profit from operations on a “representative basis” to ensure a full understanding of the underlying performance of the Group, including the impact of acquisitions undertaken in 2017 from 1 January 2017. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results including the impact of acquisitions as though the acquisitions had occurred at the beginning of 2017 provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The Management Board, as the chief operating decision maker, reviews a number of our IFRS and non-GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

Other Information

Non-GAAP measures cont…

The Group also presents net debt, a non-GAAP measure, on page 14. The Group uses net debt to assess its financial capacity. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to borrowings or total liabilities determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. As a result, this measure should not be considered in isolation from, or as a substitute analysis for, the Group’s measures of financial position or liquidity as determined in accordance with IFRS.

Due to the secondary listing of the ordinary shares of British American Tobacco p.l.c. on the main board of the JSE Limited (JSE) in South Africa, the Group is required to present headline earnings per share and diluted headline earnings per share, as alternative measures of earnings per share, calculated in accordance with Circular 4/2018 ‘Headline Earnings’ issued by the South African Institute of Chartered Accountants.  These are shown on page 35.

The Group also presents underlying tax rate, a non-GAAP measure, on page 12 and page 53. The Group uses underlying tax rate to assess the tax rate applicable to the Group’s underlying operations, excluding the Group’s share of post-tax results of associates and joint ventures in BAT’s pre-tax results and adjusting items. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements because it excludes the contribution from the Group’s associates, recognised after tax but within the Group’s pre-tax profits, and adjusting items, thereby enhancing users’ understanding of underlying business performance. Underlying tax rate has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to the Group’s effective tax rate as determined in accordance with IFRS. Underlying tax rate is not necessarily comparable to similarly titled measures used by other companies. As a result, this measure should not be considered in isolation from, or as a substitute analysis for, the Group’s underlying tax rate as determined in accordance with IFRS.

Adjusted Revenue

Definition: Revenue before the impact of adjusting items

	6 months to
	30.6.18	30.6.17
		Revised
	£m	£m
Revenue	11,636	7,418
Less: Excise on goods bought-in on short-term arrangements	(103)	(69)
Adjusted revenue	11,533	7,349
Impact of foreign exchange	1,020	-
Adjusted revenue re-translated at 2017 exchange rates	12,553	7,349
Impact of acquisitions	-	4,968
Adjusted revenue on a representative basis, at constant exchange rates	12,553	12,317

Other Information

Non-GAAP measures cont…

Adjusted profit from operations

Definition: Profit from operations before the impact of adjusting items

	6 months to
	30.6.18	30.6.17
		Revised
	£m	£m
Profit from operations	4,438	2,574
Restructuring and integration costs	99	133
Amortisation of trademarks and similar intangibles	189	134
Other	92	-
Adjusted profit from operations	4,818	2,841
Impact on foreign exchange	398	-
Adjusted profit from operations re-translated at constant exchange rates	5,216	2,841
Impact of acquisitions	-	2,251
Adjusted profit from operations on a representative basis, at constant exchange rates	5,216	5,092

Adjusted diluted earnings per share, at constant rates of exchange

Definition: diluted earnings per share before the impact of adjusting items, presented in the prior year’s rate of exchange

	6 months to
	30.6.18	30.6.17
		Revised
	pence	pence
Diluted earnings per share	117.4	121.4
Effect of restructuring and integration costs	3.9	5.1
Effect of amortisation of trademarks and similar intangibles	6.6	6.4
Effect of other adjusting items	6.5	-
Effect of associates’ adjusting items	(1.7)	(1.2)
Effect of adjusting items in net finance costs	1.5	2.7
Effect of adjusting items in respect of deferred taxation	3.0	-
Adjusted diluted earnings per share	137.2	134.4
Impact of foreign exchange	11.2	-
Adjusted diluted earnings per share, at constant exchange rates	148.4	134.4

Other Information

Non-GAAP measures cont…

Underlying tax rate

Definition: Tax rate incurred before the impact of adjusting items and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results

	6 months to
	30.6.18	30.6.17
		Revised
	£m	£m
Profit before taxation	3,969	3,027
Less: Share of post-tax results of associates and joint ventures	(232)	(778)
Adjusting items within profit from operations	380	267
Adjusting items within finance costs	35	49
Adjusted profit before taxation, excluding associates and joint ventures	4,152	2,565

Taxation on ordinary activities	1,193	680
Adjusting items within taxation	(146)	-
Taxation on adjusting items	71	48
Adjusted taxation	1,118	728
Underlying tax rate	26.9%	28.4%

Other Information

US$ EXCHANGE RATE

The following table sets forth the high and low noon buying rates of each month of the last six months, as certified for customs purposes by the Federal Reserve Bank of New York, for the pound sterling expressed in US dollars per pound sterling.

	High	Low

January 2018	1.4264	1.3513
February 2018	1.4247	1.3794
March 2018	1.4236	1.3755
April 2018	1.4332	1.3751
May 2018	1.3611	1.3258
June 2018	1.3429	1.3095

The following table sets forth for each interim period the average of the noon buying rates on the last business day of each month the period, as certified for customs purposes by the Federal Reserve Bank of New York, for the pound sterling expressed in US dollars per pound sterling for each of the five most recent fiscal interim periods.

Average

Six-month period ended 30 June 2014	1.6771
Six-month period ended 30 June 2015	1.5276
Six-month period ended 30 June 2016	1.4148
Six-month period ended 30 June 2017	1.2731
Six-month period ended 30 June 2018	1.3708

On 23 July 2018, the latest practicable date prior to the publication of this Half-Year Report, the noon buying rate was £1.00 = US$1.3105

The rates presented above may differ from the actual rates used in preparation of financial information appearing in this Half-Year report. The presentation of such rates is not meant to suggest that the US dollar amounts actually represent the pound sterling amounts or that such amounts could have been converted to US dollars at any particular date.

ADDITIONAL INFORMATION

British American Tobacco is one of the world's leading consumer products businesses, with brands sold in more than 200 markets. We have strategic combustible and THP brands – Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, Newport (in the US), Camel (in the US) and Natural American Spirit (in the US) – and over 200 brands in our portfolio, including a growing portfolio of other potentially reduced risk products. We hold robust market positions in each of our regions and have leadership positions in more than 55 markets.

References in this document to information on websites, including the web address of BAT, have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into or to form part of this report.

Other Information

PUBLICATION OF HALF-YEAR REPORT

This Half-Year Report is released or otherwise made available or notified to the London Stock Exchange, the JSE Limited and the New York Stock Exchange and filed in accordance with applicable regulations.  It may be viewed and downloaded from our website www.bat.com.

Copies of the announcement may also be obtained during normal business hours from: (1) the Company’s registered office; (2) the Company’s representative office in South Africa; (3) British American Tobacco Publications; and (4) Citibank Shareholder Services. Contact details are set out below.

ANNUAL REPORT: Statutory Accounts

The information for the year ended 31 December 2017 does not constitute statutory accounts as defined in s434 of the Companies Act 2006. A copy of the statutory accounts for that year 2017 has been delivered to the Registrar of Companies. The auditor’s report on the 2017 accounts was unmodified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of the Companies Act 2006.

OTHER TOBACCO PRODUCTS

The Group reports volumes as additional information. This is done with cigarette sticks as the basis, with usage levels applied to other tobacco products to calculate the equivalent number of cigarette units.

The usage rates that are applied:

Equivalent to one cigarette

Roll-your-own (RYO)	0.8 grams
Make-your-own (MYO)
-Expanded tobacco	0.5 grams
-Optimised tobacco	0.7 grams
Cigars	1 cigar
Oral
-Pouches	1 pouch
-Loose	2.8 grams

Roll-your-own (RYO)

Loose tobacco designed for hand rolling, normally a finer cut with higher moisture, compared to cigarette tobacco.

Make-your-own (MYO)

MYO expanded tobacco; also known as volume tobacco.

Loose cigarette tobacco with enhanced filling properties – to allow higher yields of cigarettes/kg - designed for use with cigarette tubes and filled via a tobacco tubing machine.

MYO non-expanded tobacco; also known as optimised tobacco.

Loose cigarette tobacco designed for use with cigarette tubes and filled via a tobacco tubing machine.

Other Information

Forward looking statements

This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this announcement. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to lead the development and roll-out of BAT innovations (NGP and Combustible); and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the Group undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed on 15 March 2018 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.

Paul McCrory

Secretary

25 July 2018

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR

Wednesday 12 December 2018	Pre-close Trading Update
Thursday 28 February 2019	Preliminary Statement 2018

PROPOSED DATES FOR QUARTERLY DIVIDEND PAYMENTS FOR THE YEAR ENDING 31 DECEMBER 2018

Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Last day to trade (JSE)	18 March 2019	25 June 2019	1 October 2019	20 December 2019
Ex-dividend date (JSE)	19 March 2019	26 June 2019	2 October 2019	23 December 2019
Ex-dividend date (LSE)	21 March 2019	27 June 2019	3 October 2019	24 December 2019
Ex-dividend date (NYSE)	21 March 2019	27 June 2019	3 October 2019	26 December 2019
Record date (JSE, LSE and NYSE)	22 March 2019	28 June 2019	4 October 2019	27 December 2019
Payment date (LSE and JSE)	8 May 2019	8 August 2019	14 November 2019	6 February 2020
ADS payment date (NYSE)	13 May 2019	13 August 2019	19 November 2019	11 February 2020

Notes:

(1) A complete timetable for the quarterly dividend payments for the year ending 31 December 2018 and the declared amount will be included in the Preliminary Results Announcement in February 2019.

(2) The dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables. Any confirmed changes to the dates will be announced.

CORPORATE INFORMATION

Premium listing

London Stock Exchange (Share Code: BATS; ISIN: GB0002875804)

Computershare Investor Services PLC

The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, UK

tel: 0800 408 0094; +44 370 889 3159

Share dealing tel: 0370 703 0084 (UK only)

Your account: www.computershare.com/uk/investor/bri

Share dealing: www.computershare.com/dealing/uk

Web-based enquiries: www.investorcentre.co.uk/contactus

Secondary listing

JSE (Share Code: BTI)

Shares are traded in electronic form only and transactions settled electronically through Strate.

Computershare Investor Services Proprietary Limited

PO Box 61051, Marshalltown 2107, South Africa

tel: 0861 100 634; +27 11 870 8216

email enquiries: web.queries@computershare.co.za

American Depositary Receipts (ADRs)

NYSE (Symbol: BTI; CUSIP Number: 110448107)

BAT’s shares are listed on the NYSE in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents one ordinary share of British American Tobacco p.l.c. Citibank, N.A. is the depositary bank for the sponsored ADR programme.

Citibank Shareholder Services

PO Box 43077, Providence, Rhode Island 02940-3077, USA

tel: 1-888-985-2055 (toll-free) or +1 781 575 4555

email enquiries: citibank@shareholders-online.com

website: www.citi.com/dr

Publications

British American Tobacco Publications

Unit 80, London Industrial Park, Roding Road, London E6 6LS, UK

tel: +44 20 7511 7797; facsimile: +44 20 7540 4326

e-mail enquiries: bat@team365.co.uk or

The Company’s Representative office in South Africa using the contact details shown below.

British American Tobacco p.l.c.

Registered office

Globe House, 4 Temple Place, London, WC2R 2PG, UK

tel: +44 20 7845 1000

British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange, New York Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK.

British American Tobacco p.l.c.

Representative office in South Africa

Waterway House South

No 3 Dock Road, V&A Waterfront, Cape Town 8000

South Africa

(PO Box 631, Cape Town 8000, South Africa)

tel: +27 21 003 6576

DEFINITIONS and GLOSSARY

The following is a summary of the key definitions and terms used within this interim report:

Term	Definition
AMSSA	Americas (excluding US) and Sub-Saharan Africa. The key markets are: Argentina, Brazil, Canada, Chile, Colombia, Mexico, Nigeria, South Africa
APME	Asia Pacific and Middle East. The key markets are: Australia, Bangladesh, GCC, Indonesia, Iran, Iraq, Japan, Malaysia, New Zealand, Pakistan, South Korea, Taiwan, Vietnam
ENA

Europe and North Africa. The Key Markets are:

Algeria, Belgium, Czech Republic, Egypt, Denmark, France, Germany, Italy, Kazakhstan, Morocco, the Netherlands, Poland, Romania, Russia, Spain, Switzerland, Turkey, UK, Ukraine

NGP	Next Generation Products, comprising vapour and THP categories
Oral	Moist Snuff (Granit, Mocca, Grizzly, Kodiak) and other snus products (including Camel Snus, Epok)
PRRP	Potentially Reduced Risk Products – NGP and Oral categories
Representative

Results communications in 2018 include presentation of results (volume, revenue and profit from operations) against 2017, as though the Group had owned the acquisitions made in 2017 for the whole of that year. Comparison of results on this basis are termed “on a representative basis” and provide users of the communications with a comparison representative of the position as if the Group had owned the acquisitions throughout 2017 and 2018. For these comparison purposes, the Group has previously issued the 2017 results on such a basis for both the six months ended 30 June 2017 and the full year ended 31 December 2017. See appendix I for a reconciliation from the most directly comparable IFRS measure

Revised	Prior period results are revised to take account of changes to IFRS, including the impact of IFRS 15 (Revenue from Contracts with Customers), effective 1 January 2018 with retrospective application
US	United States of America
Strategic cigarette and THP brands	Includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport (US), Natural American Spirit (US), Camel (US), glo
Strategic Portfolio

Includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport (US), Natural American Spirit (US), Camel (US), Vype, Vuse, glo, Chic, Ten Motives, ViP, Epok, Granit, Mocca, Grizzly, Camel Snus, Kodiak

THP	Tobacco heating products, which include glo
Vapour	Rechargeable, battery-powered devices that heat liquid formulations – e-liquids – to create a vapour which is inhaled. Vapour products include Vype, Vuse, Chic and Ten Motives

Company
BAT p.l.c.	British American Tobacco p.l.c. – parent company
BATCAP	B.A.T Capital Corporation – issuer
BATIF	B.A.T. International Finance p.l.c. – guarantor
BATNF	B.A.T. Netherlands Finance B.V. – guarantor
BATHTN	British American Tobacco Holdings (The Netherlands) B.V. – guarantor
RAI	Reynolds American Inc. – guarantor

APPENDICES

The following appendices reflect the 2017 results of the Group, after revision for IFRS 15 (effective 1 January 2018 with retrospective application), the new regional structure (effective 1 January 2018) and to provide the users of these results with a comparable (representative) base, inclusive of the results of acquisitions for the full comparable period, upon which to assess the Group’s results in 2018.

The use of the term representative basis is not deemed to be the same as proforma as it excludes adjusting items including, where relevant, certain impacts from the purchase price allocation process.

These appendices also provide the 2017 comparator data for the new performance measure “Revenue from the Strategic Portfolio”.

APPENDIX I

REVENUE FROM OUR STRATEGIC PORTFOLIO - unaudited

SIX-MONTH PERIOD ENDED 30 JUNE 2017 – including revision for IFRS 15

	IFRS	Adjusting items	Adjusted	Acquisitions	Adj Repres
	£m	£m	£m	£m	£m
Combustible Tobacco	3,476	-	3,476	4,045	7,521
Potentially Reduced Risk:
Vapour	46	-	46	79	125
THP	35	-	35	-	35
Total NGP	81	-	81	79	160
Oral	12	-	12	413	425
Total Potentially Reduced Risk	93	-	93	492	585
Total Revenue from the Strategic portfolio	3,569	-	3,569	4,537	8,106
Other brands / business	3,849	(69)	3,780	431	4,211
Total Revenue	7,418	(69)	7,349	4,968	12,317

2017 FULL YEAR – including revision for IFRS 15

	IFRS	Adjusting items	Adjusted	Acquisitions	Adj Repres
	£m	£m	£m	£m	£m
Combustible Tobacco	10,842	-	10,842	4,553	15,395
Potentially Reduced Risk:
Vapour	168	-	168	90	258
THP	202	-	202	1	203
Total NGP	370	-	370	91	461
Oral	402	-	402	453	855
Total Potentially Reduced Risk	772	-	772	544	1,316
Total Revenue from the Strategic portfolio	11,614	-	11,614	5,097	16,711
Other brands / business	7,950	(258)	7,692	480	8,172
Total Revenue	19,564	(258)	19,306	5,577	24,883

Note – The term “Adj repres” refers to Adjusted results on a representative basis.

APPENDIX II

SIX-MONTH PERIOD ENDED 30 JUNE 2017 – VOLUME - unaudited

	Reported	Acquisitions	Repres
	Bn sticks	Bn sticks	Bn Sticks
Cigarettes	314	42	356
Key Strategic Brands	155	38	193
Other	159	4	163
THP	-	-	-
Cigarettes and THP	314	42	356

US	-	41	41
APME	112	-	112
AMSSA	82	-	82
ENA	120	1	121
	314	42	356

SIX-MONTH PERIOD ENDED 30 JUNE 2017 revised for IFRS 15, on regional structure (effective 1 Jan 2018) and including acquisitions for comparison purposes - unaudited

Revenue
	IFRS	Adj items	Adjusted	Acquisitions	Adj repres
	£m	£m	£m	£m	£m
US	-	-	-	4,943	4,943
APME	2,489	-	2,489	(7)	2,482
AMSSA	2,149	-	2,149	(6)	2,143
ENA	2,780	(69)	2,711	38	2,749
	7,418	(69)	7,349	4,968	12,317

Profit from operations
	IFRS	Adj items	Adjusted	Acquisitions	Adj repres
	£m	£m	£m	£m	£m
US	-	-	-	2,173	2,173
APME	1,016	45	1,061	27	1,088
AMSSA	806	54	860	23	883
ENA	752	168	920	28	948
	2,574	267	2,841	2,251	5,092

Operating Margin
	IFRS		Adjusted		Adj repres
US					44.0%
APME	40.8%		42.6%		43.8%
AMSSA	37.5%		40.0%		41.2%
ENA	27.1%		33.9%		34.5%
	34.7%		38.7%		41.3%

Note – The term “Adj repres” refers to Adjusted results on a representative basis.

APPENDIX III

2017 FULL YEAR Volume (Cigarettes and THP) - unaudited

	Reported	Acquisitions	Repres
	Bn sticks	Bn sticks	Bn Sticks
Cigarettes	684	48	732
Key Strategic Brands	380	43	423
Other	304	5	309
THP	2	-	2
Cigarettes and THP	686	48	734

US	36	46	82
APME	226	-	226
AMSSA	166	-	166
ENA	258	2	260
	686	48	734

2017 FULL YEAR revised for IFRS 15, on regional structure (effective 1 Jan 2018) and including acquisitions for comparison purposes - unaudited

Revenue
	IFRS	Adj items	Adjusted	Acquisitions	Adj repres
	£m	£m	£m	£m	£m
US	4,160	-	4,160	5,531	9,691
APME	4,973	-	4,973	(4)	4,969
AMSSA	4,323	-	4,323	(3)	4,320
ENA	6,108	(258)	5,850	53	5,903
	19,564	(258)	19,306	5,577	24,883

Profit from operations
	IFRS	Adj items	Adjusted	Acquisitions	Adj repres
	£m	£m	£m	£m	£m
US	1,165	763	1,928	2,502	4,430
APME	1,902	147	2,049	25	2,074
AMSSA	1,648	134	1,782	22	1,804
ENA	1,697	473	2,170	29	2,199
	6,412	1,517	7,929	2,578	10,507

Operating Margin
	IFRS		Adjusted		Adj repres
US	28.0%		46.3%		45.7%
APME	38.2%		41.2%		41.7%
AMSSA	38.1%		41.2%		41.8%
ENA	27.8%		37.1%		37.3%
	32.8%		41.1%		42.2%

Note – The term “Adj repres” refers to Adjusted results on a representative basis.